SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ENDOCARE, INC.

(Name of Subject Company)

ENDOCARE, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

29264P104

29264P203

(CUSIP Number of Class of Securities)

Michael R. Rodriguez

Senior Vice President, Finance and Chief Financial Officer

Endocare, Inc.

201 Technology Drive

Irvine, California 92618

(949) 450-5400

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Clint B. Davis Senior Vice President, Legal Affairs, General Counsel and Secretary Endocare, Inc. 201 Technology Drive Irvine, California 92618 (949) 450-5400	Michelle A. Hodges David C. Lee Gibson, Dunn & Crutcher LLP 3161 Michelson Drive, Suite 1200 Irvine, California 92612 (949) 451-3800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company is Endocare, Inc., a Delaware corporation (“Endocare” or the “Company”). Endocare’s address at its principal executive offices is 201 Technology Drive, Irvine, California 92618. Endocare’s telephone number at its principal executive offices is (949) 450-5400.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annex hereto, this “Statement”) relates is the common stock, par value $0.001 per share, of Endocare (the “Shares”), including the associated rights to purchase Shares issued pursuant to the Rights Agreement, dated as of March 31, 1999, between Endocare and Computershare Trust Company, N.A. (as successor-in-interest to U.S. Stock Transfer Corporation), as rights agent (as amended, the “Rights Agreement”). As of June 8, 2009, there were 11,926,178 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

The filing person of this Statement is the subject company, Endocare, Inc. Endocare’s name, business address, and business telephone number are set forth in Item 1 above.

This Statement relates to the offer by HealthTronics, Inc., a Georgia corporation (“HealthTronics”), through its wholly-owned subsidiary, HT Acquisition, Inc., a Delaware corporation (“Purchaser”), to acquire each issued and outstanding Share in exchange for (i) $1.35 in cash, without interest (the “Cash Consideration”), or (ii) 0.7764 shares of HealthTronics common stock (the “Stock Consideration”), in each case, at the election of the holder and subject to adjustment and proration, all upon the terms and subject to the conditions set forth in HealthTronics’ preliminary prospectus, dated June 17, 2009 (the “Prospectus”). The Prospectus is contained in the Registration Statement on Form S-4 filed by HealthTronics with the Securities and Exchange Commission (the “SEC”) on June 17, 2009 (the “Registration Statement”) and in the related Letter of Election and Transmittal (the “Letter of Transmittal” and together with the Prospectus and any amendments or supplements thereto, the “Offer”). The Offer was commenced by HealthTronics on June 17, 2009 and expires at 5:00 p.m., New York City time, on Tuesday, July 21, 2009, unless it is extended or terminated in accordance with its terms. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer at least a majority of the Shares then outstanding on a fully diluted basis, as described in the Prospectus (the “Minimum Condition”).

The amount of cash and HealthTronics common stock payable in the Offer will be increased if, on or before the Offer is consummated and subject to receipt of certain deliverables agreed upon among the parties, the amount of the termination fee under the Galil Merger Agreement ($1.75 million) exceeds the amount HealthTronics pays to Galil under the Galil Merger Agreement, if any, related to Endocare’s termination of the Galil Merger Agreement (as defined below) (the amount of such excess, the “Adjustment Amount”).

If these conditions are met, the consideration payable in the Offer will increase as follows:

•

The Cash Consideration will increase by an amount equal to the Adjustment Amount divided by 11,926,178, the number of Shares outstanding on June 7, 2009 (the “Per Share Adjustment”). Thus, if the deliverables agreed upon among the parties are delivered and no amounts are paid to Galil related to termination by Endocare of the Galil Merger Agreement, then the Cash Consideration would increase by $.1467.

•

The Stock Consideration will increase by an amount equal to the Per Share Adjustment, divided by $1.61. Thus, if the deliverables agreed upon among the parties are delivered and no amounts are paid to Galil related to termination by Endocare of the Galil Merger Agreement, then the Stock Consideration would increase by 0.0911 shares of HealthTronics common stock.

The aggregate amounts of cash and HealthTronics common stock payable in the Offer are subject to the following limits:

•

The maximum amount of cash payable in the Offer is $1.35 (subject to increase in the circumstances described above) multiplied by 50% of the aggregate Shares tendered in the Offer. Thus, up to 50% of Shares tendered in the Offer will be exchanged for cash; and

•

The maximum number of shares of HealthTronics common stock payable in the Offer is 0.7764 (subject to increase in the circumstances described above) multiplied by 75% of the total Shares tendered in the Offer. Thus, up to 75% of Shares tendered in the Offer will be exchanged for HealthTronics common stock. In no event will the number of shares of HealthTronics common stock to be paid exceed 19.9% of HealthTronics common stock outstanding at the time of closing the Offer.

Therefore, elections will be subject to proration if holders of Shares, in the aggregate, elect to receive more than the maximum amount of consideration to be paid in the form of cash or HealthTronics common stock, as the case may be. Additional information concerning proration is set forth in the Offer.

No fractional shares will be issued in the Offer. In lieu of fractional shares of HealthTronics common stock to which Endocare stockholders would otherwise be entitled, tendering Endocare stockholders will receive an amount in cash (without interest) equal to the fractional share interest to which the stockholder would otherwise be entitled, multiplied by the closing price per share of HealthTronics common stock on the date the Offer closes, as reported on the NASDAQ Global Select Market.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 7, 2009, by and among Endocare, HealthTronics and Purchaser (as amended or supplemented from time to time to and together with all schedules and exhibits thereto, the “Merger Agreement”). The Merger Agreement provides that, following the consummation of the Offer, Endocare will merge with and into Purchaser (the “Merger”), and Purchaser will continue as the surviving corporation in the Merger as a wholly-owned subsidiary of HealthTronics. The Merger Agreement provides that the Merger will be completed in one of two ways:

•

If, upon consummation of the Offer, Purchaser owns 90% or more of the Shares then outstanding, the Merger will occur promptly after the consummation of the Offer pursuant to Section 253 of the Delaware General Corporation Law (“DGCL”); or

•

If, following the consummation of the Offer, Purchaser owns less than 90% of the Shares then outstanding, Endocare is required to call and hold a special meeting of its stockholders to adopt and approve the Merger Agreement, and the Merger will occur promptly after such stockholder approval. If the conditions to the Offer have been satisfied, HealthTronics and Purchaser will have sufficient votes to adopt and approve the Merger Agreement without the need for any of Endocare’s other stockholders to vote in favor of such adoption and approval. In the Merger, each outstanding Share (other than Shares held by HealthTronics, Purchaser, any other wholly-owned subsidiary of HealthTronics, Endocare, any wholly-owned subsidiary of Endocare, or stockholders who properly exercise appraisal rights, if any, under Section 262 of the DGCL), will be converted into the right to receive, at the option of Endocare stockholders, either the Cash Consideration or the Stock Consideration, subject to the same adjustments and prorations as in the Offer (the “Merger Consideration”).

The foregoing description of the Merger Agreement and any other descriptions of the Merger Agreement contained in this Statement are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed herewith as Exhibit (a)(4) and is incorporated herein by reference. The Merger Agreement is included as an exhibit to this Statement to provide you with information regarding the terms of the transactions described therein and is not intended to provide any other factual information or disclosure about Endocare, HealthTronics or Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of a specific date, were solely for the benefit of the parties to such agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by disclosure schedules made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Endocare’s public disclosures. Investors are not third-party beneficiaries under the Merger Agreement and, in light of the foregoing reasons, should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Endocare, HealthTronics or Purchaser or any of their respective subsidiaries or affiliates. Information regarding Endocare is provided in Endocare’s other SEC filings, which are available at www.endocare.com and on the SEC’s website at www.sec.gov.

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, together with the exhibits and annexes thereto, the “Schedule TO”), filed by HealthTronics with the SEC on June 17, 2009.

The Schedule TO states that the principal executive offices of HealthTronics and Purchaser are located at 9825 Spectrum Drive, Building 3, Austin, Texas 78717 and that the telephone number at such principal executive offices is (512) 328-2892.

Upon filing this Statement with the SEC, Endocare will make this Statement publicly available on its website at www.endocare.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement or incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements, or undertakings, nor any actual or potential conflicts of interest, between Endocare or its affiliates, on the one hand, and (i) Endocare and any of Endocare’s executive officers, directors or affiliates or (ii) HealthTronics, Purchaser and any of their executive officers, directors or affiliates listed in the section of the Prospectus entitled “HealthTronics Management — Directors and Executive Officers of HealthTronics” on the other hand.

Relationship with HealthTronics

HealthTronics, through its wholly owned subsidiary, Advanced Medical Partners, Inc. (“AMPI”), is a customer of Endocare. Endocare and AMPI are parties to an Amended and Restated Endocare Service Agreement (as amended from time to time, the “AMPI Service Agreement”) and Customer Quote to AMPI (as amended from time to time, the “AMPI Customer Quote”), each dated as of January 9, 2006, pursuant to which AMPI acquires cryoablation products and related services from Endocare. In addition, from time to time, in the ordinary course of business, Endocare and AMPI enter into agreements related to the purchase and sale of Endocare products and services. AMPI accounted for 37.0% and 42.1% of Endocare’s revenues for the years ended December 31, 2008 and 2007, respectively. AMPI accounted for 35.9% of Endocare’s revenues for the three month period ended March 31, 2009.

The foregoing description is qualified in its entirety by reference to the AMPI Service Agreement and the AMPI Customer Quote, which are filed herewith as Exhibit (e)(21) and Exhibit (e)(22), respectively, and are incorporated herein by reference.

Interests of Endocare’s Directors and Executive Officers

Endocare’s directors and executive officers are as follows:

Name	Age(1)	Position with Endocare
John R. Daniels, M.D.	71	Director
David L. Goldsmith	61	Director and Interim Chairman of the Board
Eric S. Kentor	50	Director
Thomas R. Testman	72	Director
Michael R. Rodriguez	41	Senior Vice President, Finance and Chief Financial Officer
Clint B. Davis	36	Senior Vice President, Legal Affairs, General Counsel and Secretary

(1)	All ages are as of June 8, 2009.

Tender and Voting Agreement

Pursuant to the Tender and Voting Agreement entered into between HealthTronics and each director and executive officer of Endocare (the “Tender Agreement”), each director and executive officer of Endocare is obligated to tender in the Offer all Shares that such person owns of record.

The foregoing description is qualified in its entirety by reference to the Tender Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Endocare Equity Incentive Awards

Pursuant to the terms of the Merger Agreement, all vesting and other conditions with respect to Endocare options to purchase Shares, including options held by Endocare’s directors and executive officers, will accelerate and such options will become fully exercisable prior to and conditioned upon consummation of the Offer. Options to purchase Shares that are not exercised at or prior to consummation of the Offer will terminate conditioned upon consummation of the Offer. In addition, immediately prior to consummation of the Offer all remaining forfeiture restrictions with respect to restricted stock units (“RSUs”) will expire and at the time of consummation of the Offer, all Shares underlying RSUs and deferred stock units (“DSUs”), including RSUs and DSUs held by Endocare’s directors and executive officers, will be issued.

Certain directors and executive officers of Endocare have received the right to acquire Shares pursuant to equity incentive awards, including options to purchase Shares, RSUs and DSUs.

As of June 11, 2009, the following directors and officers of Endocare have outstanding the option awards and unvested stock awards specified below. In addition to the items included in the table below, the directors and Mr. Davis hold fully vested DSUs as set forth below in the section entitled “Equity Compensation Plans Not Approved by Security Holders—Deferred Stock Programs” beginning on page 13 of this Statement. In addition, each of the directors holds 9,204 fully vested RSUs.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
John R. Daniels, M.D.(1)	6,667	—	$9.36	1/19/2014	—	—	—	—
John R. Daniels, M.D.(2)	6,667	—	$7.08	1/10/2015	—	—	—	—
John R. Daniels, M.D.(3)	6,667	—	$9.12	1/10/2016	—	—	—	—
John R. Daniels, M.D.(4)	6,667	—	$4.95	1/10/2017	—	—	—	—
David L. Goldsmith(5)	10,000	—	$11.61	6/23/2015	—	—	—	—
David L. Goldsmith(6)	6,667	—	$9.12	1/10/2016	—	—	—	—
David L. Goldsmith(7)	6,667	—	$4.95	1/10/2017	—	—	—	—
Eric S. Kentor(8)	10,000	—	$8.85	2/22/2015	—	—	—	—
Eric S. Kentor(9)	6,667	—	$9.12	1/10/2016	—	—	—	—
Eric S. Kentor(10)	6,667	—	$4.95	1/10/2017	—	—	—	—
Thomas R. Testman(11)	6,667	—	$12.48	4/26/2013	—	—	—	—
Thomas R. Testman(12)	1,667	—	$12.15	1/1/2014	—	—	—	—
Thomas R. Testman(13)	6,667	—	$7.08	1/10/2015	—	—	—	—
Thomas R. Testman(14)	6,667	—	$9.12	1/10/2016	—	—	—	—
Thomas R. Testman(15)	6,667	—	$4.95	1/10/2017	—	—	—	—
Michael R. Rodriguez(16)	91,667	—	$6.45	8/18/2014	—	—	—	—
Michael R. Rodriguez(17)	13,541	3,126	$9.93	2/23/2016	—	—	—	—
Michael R. Rodriguez(18)	—	—	—	—	—	—	50,000	$67,500
Clint B. Davis(19)	69,444	13,889	$9.90	1/17/2016	—	—	—	—
Clint B. Davis(20)	—	—	—	—	—	—	40,000	$54,000

Note: All market values in the table above are based on a per Share price of $1.35 equal to the Cash Consideration in the Offer.

(1)	These stock options vested as to 50% of the Shares on January 19, 2005 and as to the remaining 50% of the Shares on January 19, 2006.

(2)	These stock options vested as to 100% of the Shares on January 10, 2006.

(3)	These stock options vested as to 100% of the Shares on January 10, 2007.

(4)	These stock options vested as to 100% of the Shares on January 10, 2008.

(5)	These stock options vested as to 50% of the Shares on June 23, 2006 and as to the remaining 50% of the Shares on June 23, 2007.

(6)	These stock options vested as to 100% of the Shares on January 10, 2007.

(7)	These stock options vested as to 100% of the Shares on January 10, 2008.

(8)	These stock options vested as to 50% of the Shares on February 22, 2006 and as to the remaining 50% of the Shares on February 22, 2007.

(9)	These stock options vested as to 100% of the Shares on January 10, 2007.

(10)	These stock options vested as to 100% of the Shares on January 10, 2008.

(11)	These stock options vested as to 50% of the Shares on April 26, 2004 and as to the remaining 50% of the Shares on April 26, 2005.

(12)	These stock options vested as to 100% of the Shares on January 1, 2005.

(13)	These stock options vested as to 100% of the Shares on January 10, 2006.

(14)	These stock options vested as to 100% of the Shares on January 10, 2007.

(15)	These stock options vested as to 100% of the Shares on January 10, 2008.

(16)	These stock options vested as to 25% of the Shares on August 18, 2005 and vested ratably on a monthly basis thereafter based on continued employment through August 18, 2008.

(17)	These stock options vested as to 25% of the Shares on February 23, 2007 and vest ratably on a monthly basis thereafter based on continued employment through February 23, 2010.

(18)	These stock awards consist of RSUs that vest only if Endocare achieves specific profitability goals over the 2007-2009 period.

(19)	These stock options vested as to 25% of the Shares on January 17, 2007 and vest ratably on a monthly basis thereafter based on continued employment through January 17, 2010.

(20)	These stock awards consist of RSUs that vest only if Endocare achieves specific profitability goals over the 2007-2009 period.

Potential Payments Upon Termination or Change in Control

The following section provides information regarding the severance and vesting acceleration provisions applicable to Messrs. Rodriguez and Davis under their employment agreements and the terms of their equity compensation awards.

The default provision under Endocare’s 1995 Stock Plan was “single-trigger” vesting acceleration. In adopting a new equity compensation plan for Endocare in 2004, “double-trigger” vesting acceleration was selected as the default provision for the 2004 Stock Incentive Plan. “Single-trigger” vesting acceleration means that vesting acceleration is triggered automatically by the occurrence of a change in control of Endocare (such as a merger or acquisition involving a change in control). “Double-trigger” vesting acceleration means that vesting acceleration is triggered only if the employee’s employment terminates in certain circumstances in connection with or following a change in control of Endocare. Therefore, unless specifically provided otherwise in the relevant stock option agreements, stock options granted under the 1995 Stock Plan have “single-trigger” vesting acceleration and stock options granted under the 2004 Stock Incentive Plan have “double-trigger” vesting acceleration. The 2004 Stock Incentive Plan’s “double-trigger” provision applies if the employee’s employment is terminated without cause within 12 months after the change in control. For these purposes, the definition of “cause” is the same definition as is contained in the respective employee’s employment agreement, if the employee has an employment agreement, otherwise the definition means the employee’s: (i) performance of any act or failure to perform any act in bad faith and to the detriment of Endocare or a related entity; (ii) dishonesty, intentional misconduct or material breach of any agreement with Endocare or a related entity; or (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person.

Consummation of the Offer will result in a change in control for purposes of the 1995 Stock Plan and the 2004 Stock Incentive Plan.

Termination and Change-in-Control Provisions Applicable to Mr. Rodriguez

Under his employment agreement, if Endocare terminates Mr. Rodriguez’s employment other than for cause (as defined in the agreement) or if Mr. Rodriguez terminates his employment for good reason (as defined in the agreement), then, during the 12-month period immediately following the date of Mr. Rodriguez’s termination, Endocare will continue to pay to Mr. Rodriguez his base salary and make available to Mr. Rodriguez the benefits made generally available by Endocare to its employees.

Under his employment agreement, Mr. Rodriguez’s right to receive these post-termination benefits is contingent on his signing a general release of claims against Endocare and his compliance with his ongoing obligations to Endocare, including:

•	Mr. Rodriguez is required to perform any and all acts requested by Endocare to ensure the orderly and efficient transition of his duties;

•

for a period of two years after the date of the termination of his employment, Mr. Rodriguez is prohibited (for himself or for any third party) from diverting or attempting to divert from Endocare any business, employee, consultant, customer, vendor or service provider, through solicitation or otherwise, or otherwise interfering with Endocare’s business or Endocare’s relationships with its employees, consultants, customers, vendors and service providers; and

•	Mr. Rodriguez is required to comply with his obligations under any other agreements with Endocare, including his agreement relating to protection of Endocare’s confidential information.

Upon the commencement of his employment, Mr. Rodriguez received options to purchase an aggregate of 91,667 Shares. These options were granted under Endocare’s 1995 Stock Plan. As described above, the default provision under the 1995 Stock Plan is “single-trigger” vesting acceleration. The option agreement governing this option grant incorporates the “single-trigger” default provision under the 1995 Stock Plan.

On February 23, 2006, Mr. Rodriguez was granted an additional option to purchase 16,667 Shares. This option was granted under Endocare’s 2004 Stock Incentive Plan, however, this option is subject to “single-trigger” vesting acceleration.

On February 23, 2007, Mr. Rodriguez was granted 50,000 RSUs. The RSUs were granted under Endocare’s 2004 Stock Incentive Plan and use the standard “double-trigger” vesting acceleration under the 2004 Stock Incentive Plan.

On October 8, 2008, Mr. Rodriguez was granted 18,248 RSUs. The RSUs were granted under Endocare’s 2004 Stock Incentive Plan and use the standard “double-trigger” vesting acceleration under the 2004 Stock Incentive Plan.

The table below reflects the estimated amounts of payments and other benefits Mr. Rodriguez would be entitled to receive upon termination of his employment, both in connection with a change in control and other than in connection with a change in control, in each situation assuming that the event occurred on December 31, 2008 and based on a stock price equal to the Cash Consideration of $1.35 per Share. Actual payments made under Mr. Rodriguez’s employment agreement, other than in connection with the Offer, will depend in part on the market price of the Shares in the future.

	Payments and Benefits Upon Termination by Endocare Without Cause or by the Employee with Good Reason (Other Than in Connection with Change in Control)		Change in Control Payments and Benefits (“Single-Trigger”)(1)		Payments and Benefits for Change in Control Followed by Termination (“Double- Trigger”)(1)
Severance	$230,476	(2)	None		$230,476	(2)
Bonus	None		None		None
Early vesting of stock options	None		None	(3)	None	(3)
Early vesting of RSUs	None		None		$67,500	(4)
Benefits	$13,000	(5)	None		$13,000	(5)
Totals	$243,476		None		$310,976

(1)	See above for a description of the “single-trigger” and “double-trigger” provisions to which Mr. Rodriguez is subject.

(2)	The severance is paid in the form of salary continuation during the 12 months following termination.

(3)	The Cash Consideration of $1.35 per Share is lower than the exercise price of all of Mr. Rodriguez’s stock options.

(4)	Amount reflects the 50,000 RSUs held by Mr. Rodriguez, multiplied by $1.35, which is the per Share Cash Consideration in the Offer.

(5)	Estimated costs of continuing to provide Mr. Rodriguez with the benefits generally made available to Endocare employees for one year.

Termination and Change-in-Control Provisions Applicable to Mr. Davis

Mr. Davis’ employment agreement contains severance provisions (including definitions of “cause” and “good reason”) that mirror those contained in Mr. Rodriguez’s employment agreement, as described above.

Under his employment agreement, Mr. Davis’ right to receive post-termination benefits is contingent on his signing a general release of claims against Endocare and his compliance with his ongoing obligations to Endocare, including:

•	Mr. Davis is required to perform any and all acts requested by Endocare to ensure the orderly and efficient transition of his duties;

•

for a period of two years after the date of the termination of his employment, Mr. Davis is prohibited (for himself or for any third party) from diverting or attempting to divert from Endocare any business, employee, consultant, customer, vendor or service provider, through solicitation or otherwise, or otherwise interfering with Endocare’s business or Endocare’s relationships with its employees, consultants, customers, vendors and service providers; and

•	Mr. Davis is required to comply with his obligations under any other agreements with Endocare, including his agreement relating to protection of Endocare’s confidential information.

Upon the commencement of his employment, Mr. Davis received options to purchase an aggregate of 83,333 Shares. These options were granted under Endocare’s 2004 Stock Incentive Plan, however, this option is subject to “single-trigger” vesting acceleration.

On February 23, 2007, Mr. Davis was granted 40,000 RSUs. The RSUs were granted under Endocare’s 2004 Stock Incentive Plan and use the standard “double-trigger” vesting acceleration under the 2004 Stock Incentive Plan.

On October 8, 2008, Mr. Davis was granted 18,248 RSUs. The RSUs were granted under Endocare’s 2004 Stock Incentive Plan and use the standard “double-trigger” vesting acceleration under the 2004 Stock Incentive Plan.

The table below reflects the estimated amounts of payments and other benefits Mr. Davis would be entitled to receive upon termination of his employment, both in connection with a change in control and otherwise in connection with a change in control, in each situation assuming that the event occurred on December 31, 2008 and based on a stock price equal to the Cash Consideration of $1.35 per Share. Actual payments made under Mr. Davis’ employment agreement other than in connection with the Offer, will depend in part on the market price of the Shares in the future.

	Payments and Benefits Upon Termination by Endocare Without Cause or by the Employee with Good Reason (Other Than in Connection with Change in Control)		Change in Control Payments and Benefits (“Single-Trigger”)(1)		Payments and Benefits for Change in Control Followed by Termination (“Double- Trigger”)(1)
Severance	$245,140	(2)	None		$245,140	(2)
Bonus	None		None		None
Early vesting of stock options	None		None	(3)	None	(3)
Early vesting of RSUs	None		None		$54,000	(4)
Benefits	$11,000	(5)	None		$11,000	(5)
Totals	$256,140		None		$310,140

(1)	See above for a description of the “single-trigger” and “double-trigger” provisions to which Mr. Davis is subject.

(2)	The severance is paid in the form of salary continuation during the 12 months following termination.

(3)	The Cash Consideration of $1.35 per Share is lower than the exercise price of all of Mr. Davis’ stock options.

(4)	Amount reflects the 40,000 RSUs held by Mr. Davis, multiplied by $1.35, which is the per Share Cash Consideration in the Offer.

(5)	Estimated costs of continuing to provide Mr. Davis with the benefits generally made available to Endocare employees for one year.

2008 Director Compensation

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)		Option Awards ($)	Total ($)
(a)	(b)		(c)		(d)	(e)
John R. Daniels, M.D.	$51,500	(1)	$37,958	(2)	None	$89,458
David L. Goldsmith	$91,500	(1)	$37,958	(2)	None	$129,458
Eric S. Kentor	$67,500	(1)	$37,958	(2)	None	$105,458
Thomas R. Testman	$62,500	(1)	$37,958	(2)	None	$100,458

(1)	All of Endocare’s non-employee directors elected to receive 100% of their retainers and meeting fees earned in 2008 in the form of DSUs rather than cash, pursuant to Endocare’s Non-Employee Director DSU Program described below. The ultimate value of the DSUs depends on the market price of the Shares on the payout date selected by each director, in accordance with the terms of the Non-Employee Director DSU Program.

(2)	Represents the aggregate expense under SFAS No. 123R recognized by Endocare for 2008 with respect to RSUs held by the applicable director, disregarding estimated forfeitures. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements included Endocare’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 30, 2009. The RSU grants were made on January 10, 2008 and May 15, 2008 pursuant to Endocare’s Non-Employee Director RSU Program under Endcare’s 2004 Stock Incentive Plan.

As of December 31, 2008, the outstanding equity awards held by Endocare’s non-employee directors were as follows: Dr. Daniels held 26,668 stock options (all of which were vested), 9,203 RSUs (none of which were vested) and 27,226 DSUs; Mr. Goldsmith held 23,334 stock options (all of which were vested), 9,203 RSUs (none of which were vested) and 33,426 DSUs; Mr. Kentor held 23,334 stock options (all of which were vested), 9,203 RSUs (none of which were vested) and 32,688 DSUs; and Mr. Testman held 28,335 stock options (all of which were vested), 9,203 RSUs (none of which were vested) and 31,828 DSUs. All DSUs granted under Endocare’s Non-Employee Director DSU Program are fully vested upon grant.

Retainers

Each of Endocare’s non-employee directors receives an annual retainer of $25,000 for his service as a director. The Lead Independent Director receives an additional annual retainer of $15,000, the Chairman of the Audit Committee receives an additional annual retainer of $12,500, the Chairman of the Compensation Committee receives an additional annual retainer of $7,500, the Chairman of the Nominating and Corporate Governance Committee receives an additional annual retainer of $7,500 and each member of the Audit Committee receives an additional annual retainer of $2,500. The additional annual retainers are cumulative for any director who serves in multiple capacities for which such director is entitled to more than one additional annual retainer. All annual retainers are paid quarterly in arrears. For the quarters ended September 30, 2006 and December 31, 2006, and the years ended December 31, 2007 and 2008, all of Endocare’s non-employee directors elected to receive 100% of their retainers in the form of DSUs rather than cash, pursuant to Endocare’s Non-Employee Director DSU Program described below.

In addition to the standard retainers described above, the Board of Directors of Endocare (the “Board”) may approve special retainers from time to time. For example, Mr. Goldsmith received a retainer of $25,000 for his service in 2008 as chairman of the Special Committee established by the Board relating to the Galil Merger and the Galil Financing described below.

Meeting Fees

Each non-employee director also receives $1,000 for each in person meeting of the Board or any committee thereof that he attends and an additional payment of $500 for each telephonic meeting of the Board or any committee thereof in which he participates. The meeting fees apply to meetings of the Board, the Board’s three standing committees (i.e., Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee) and any special committees established by the Board. For the quarters ended September 30, 2006 and December 31, 2006, and the years ended December 31, 2007 and 2008, all of Endocare’s non-employee directors elected to receive 100% of their meeting fees in the form of DSUs rather than cash, pursuant to Endocare’s Non-Employee Director DSU Program described below.

Non-Employee Director DSU Program

On May 18, 2006, the Board adopted a Non-Employee Director DSU Program. The purposes of the program are to:

•	enable Endocare to conserve cash that otherwise would be used to pay retainers and meeting fees to Endocare’s non-employee directors; and

•	enable non-employee directors to obtain equity on a tax-deferred basis.

In addition, the Non-Employee Director DSU Program further aligns participants’ interests with those of Endocare’s other stockholders.

Elections to participate in the program are made on an annual basis. A participating director receives a percentage (minimum of 25% and maximum of 100%) of the director’s retainers and meeting fees for the relevant year in the form of DSUs. Participating directors select the percentage at the time of electing to participate in the program for the relevant year. For 2006, the election deadline was June 17, 2006. Elections made for 2006 applied to retainers and meeting fees earned in the final two quarters of 2006. The election deadline applicable to 2007 and subsequent years is December 31 of the immediately preceding year.

Each DSU represents the right to receive one Share in the future on the DSU “payout date,” as described below.

On the fifth trading day of each calendar quarter, each participating director is granted fully vested DSUs equal in value to the amount of retainers and meeting fees earned for the immediately preceding quarter, based on the closing stock price of a Share on the date of grant.

Ultimately, each director’s DSUs will be “paid out” to the director through the issuance to the director of a corresponding number of Shares. At the time of making an annual election to participate in the program, the director selects as the “payout date” one of the following three options:

•	a predetermined date at least two years after the applicable election deadline (the date is specified by the director in the director’s election form);

•	the termination of the director’s service with Endocare; or

•

the earlier of the options described in the foregoing bullets; provided, however, that if the termination of the director’s service occurs earlier than two years after the applicable election deadline, then any issuance of Shares that would otherwise be triggered by such termination will be deferred until the date that is two years after the applicable election deadline.

In any event, the “payout date” is accelerated in the case of a change of control of Endocare or the director’s death. The director may elect to have a portion (up to 50%) of his DSUs settled in cash (rather than stock) to enable the director to pay taxes resulting from the Share issuance.

For the quarters ended September 30, 2006 and December 31, 2006, and the years ended December 31, 2007 and 2008, all of Endocare’s non-employee directors elected to receive 100% of their retainers and meeting fees in the form of DSUs rather than cash.

In order to satisfy certain regulatory requirements in preparation for the planned listing of Endocare’s common stock on The NASDAQ Capital Market, on August 6, 2007, Endocare amended the Non-Employee Director DSU Program to impose a maximum 10-year term for the program (from the original adoption date, which was May 18, 2006) and establish a maximum number of Shares that may be issued under the program, which is 400,000 Shares. As of June 11, 2009, 282,311 DSUs were outstanding under the program.

Expense Reimbursement

Directors are reimbursed for reasonable expenses incurred in connection with serving as directors.

2004 Non-Employee Director Option Program

Each non-employee director also has participated in Endocare’s 2004 Non-Employee Director Option Program (the “Director Option Program”). The Director Option Program was adopted by the Board in July 2004 as part of Endocare’s 2004 Stock Incentive Plan, and became effective upon approval of the 2004 Stock Incentive Plan by Endocare’s stockholders at the Annual Meeting of the Stockholders held on September 10, 2004. The Director Option Program is subject to the terms and conditions of the 2004 Stock Incentive Plan. Under the Director Option Program, non-employee directors received a stock option grant of 6,667 Shares on January 10 of each year beginning in 2005. In addition, each non-employee director first elected or appointed to the Board after stockholder approval of the 2004 Stock Incentive Plan received a stock option grant of 10,000 Shares on the first trading day after such non-employee director was first elected or appointed to the Board. All of the options granted to non-employee directors under the Director Option Program were granted at an exercise price equal to the fair market value of a Share on the date the options were granted. On December 20, 2007, the Board, at the recommendation of the Compensation Committee, terminated the Director Option Program and adopted the Non-Employee Director RSU Program described below.

Non-Employee Director RSU Program

On December 20, 2007, the Board, at the recommendation of the Compensation Committee, adopted a Non-Employee Director RSU Program (the “Director RSU Program”) under Endocare’s 2004 Stock Incentive Plan. The Director RSU Program replaced the Director Option Program described above. The Director RSU Program is subject to the terms and conditions of the 2004 Stock Incentive Plan. Under the Director RSU Program, each non-employee director initially elected or initially appointed to the Board after the effective date of the Director RSU Program will be granted $60,000 worth of RSUs on the first trading day after he or she joins the Board. In addition, each non-employee director who is reelected to the Board receives a grant of $40,000 worth of RSUs on the date of each annual meeting of stockholders at which he or she is reelected. No reelection grant is made to any director who has not served on the Board for at least six months prior to the reelection. To address the fact that there is a period of time between Endocare’s prior annual director equity grant date of January 10 and the date of the 2008 Annual Meeting of Stockholders, on January 10, 2008 each non-employee director was granted $13,333 worth of RSUs. All RSUs granted under the Director RSU Program are valued based on the closing price of a Share on the grant date.

Equity Compensation Plans Not Approved by Security Holders

2002 Supplemental Stock Plan. Under Endocare’s 2002 Supplemental Stock Plan, employees, consultants and outside directors could be granted options to purchase Shares. The maximum aggregate number of Shares that could be issued upon the exercise of options under the 2002 Supplemental Stock Plan is 145,000 Shares. The 2002 Supplemental Stock Plan became effective on June 25, 2002. All options granted under the 2002 Supplemental Stock Plan become fully exercisable and each optionee has the right to exercise any unexpired options immediately prior to the occurrence of certain extraordinary events, such as a sale of all or substantially all of Endocare’s assets, a merger in which Endocare does not survive or the acquisition by any person or group of beneficial ownership of more than 50% of Endocare’s common stock. The Board terminated the 2002 Supplemental Stock Plan on February 22, 2007. As a result, no additional options may be granted under the 2002 Supplemental Stock Plan, but options outstanding on the date of termination of the 2002 Supplemental Stock Plan remain outstanding in accordance with their terms.

Deferred Stock Unit Programs. The Employee Deferred Stock Unit Program and the Non-Employee Director Deferred Stock Unit Program are described above.

As of June 11, 2009, upon a change of control, such as will occur upon consummation of the Offer, Endocare directors and executive officers are entitled to be issued Shares pursuant to Endocare’s Employee Deferred Stock Unit Program and Endocare’s Non-Employee Director Deferred Stock Unit Program as set forth below:

Name	Position with Endocare	Number of Shares Issuable Upon a Change of Control
John R. Daniels, M.D.	Director	44,226
David L. Goldsmith	Director and Interim Chairman of the Board	85,260
Eric S. Kentor	Director	58,854
Thomas R. Testman	Director	53,161
Michael R. Rodriguez	Senior Vice President, Finance and Chief Financial Officer	—
Clint B. Davis	Senior Vice President, Legal Affairs, General Counsel and Secretary	5,329	(1)

(1)	All 5,329 Shares underlying Mr. Davis’ Deferred Stock Units are scheduled to be issued pursuant to their terms on March 31, 2010.

The foregoing summaries are qualified in their entirety by reference to the specific plan documents, severance agreements, and agreements, all of which are attached hereto as Exhibits (e)(1)-(22) and are incorporated herein by reference.

Indemnification

The Merger Agreement provides that, prior to the effective time of the Merger, Endocare may purchase a “tail” policy under Endocare’s existing directors’ and officers’ insurance policy which:

•	has an effective term of six years from the Effective Time,

•

covers those officers and directors who are currently covered by Endocare’s directors’ and officers’ insurance policy in effect as of the date of the Merger Agreement for actions and omissions occurring on or prior to the effective time of the Merger, and

•

contains terms and conditions that are no less favorable, in the aggregate, to the insured than those of Endocare’s directors’ and officers’ insurance policy in effect as of the date of the Merger Agreement.

The cost of such “tail” policy, however, may not exceed $650,000. For a period of six years from the closing date of the Merger, HealthTronics has agreed to use its commercially reasonable efforts to cause such tail policy to be maintained, so long as no additional amounts are required to be paid by HealthTronics or its subsidiaries for such policy.

The Merger Agreement also provides that, after the effective time of the Merger and for a period of seven years, HealthTronics and its subsidiaries will fulfill and honor in all respects the obligations of Endocare and its subsidiaries to each current and former officer and director of Endocare and its subsidiaries at any time prior to the effective time of the Merger, pursuant to all rights to any indemnification and exculpation from liabilities for acts or omissions contained in the certificate of incorporation and bylaws of Endocare (as in effect on the date of the Merger Agreement) or available under applicable law, except to the extent that any director or officer has waived such rights or agreed to release Endocare and/or its Subsidiaries from their respective obligations to honor such rights.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (a)(4) and is incorporated herein by reference.

Representation on Endocare’s Board

The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, HealthTronics will be entitled to designate up to such number of directors to the Board, rounded down to the nearest whole number but constituting at least a majority of the directors on the Board, as will give HealthTronics representation on the Board equal to the product of (x) the number of directors on Board and (y) the percentage that the number of Shares beneficially owned by HealthTronics and Purchaser bears to the total number of then outstanding Shares. Endocare has agreed to use all commercially reasonable efforts to, upon request by HealthTronics, promptly, at Endocare’s election, either increase the size of the Board or secure the resignation of such number of directors as is necessary to enable HealthTronics’ designees to be elected or appointed to the Board. Endocare is also obligated to use its best efforts to cause persons designated by HealthTronics and duly elected or appointed to constitute the chairman and a majority of each committee of the Board other than any Committee of the Board established to take action under the Merger Agreement. Notwithstanding the foregoing, Endocare is obligated to use its commercially reasonable efforts to ensure that three of the members serving on the Board as of the date of the Merger Agreement to remain members on the Board until the effective time of the Merger.

Pursuant to the Merger Agreement, Endocare has further agreed to fulfill its obligations under Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. In furtherance thereof, Endocare is providing to its stockholders an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1, which is attached as Annex A to this Statement.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (a)(4) and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

At a meeting held on June 7, 2009, the Board unanimously (i) approved the Offer, the Merger Agreement, the Merger, and the other transaction contemplated by the Merger Agreement, upon the terms and subject to the conditions set forth in the Merger Agreement, and declared the advisability thereof, (ii) determined to recommend to the Endocare’s stockholders acceptance of the Offer, (iii) determined, in the event that a meeting of the stockholders is required by the DGCL, to approve the Merger, to recommend to Endocare’s stockholders the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (iv) determined that such approval constitutes approval of the Offer, the Merger Agreement and the Merger for all purposes of Section 203 of the DGCL, and (v) approved and adopted an amendment to the terms of the Rights Agreement and took all other actions necessary to render the Rights Agreement inapplicable to the acquisition of Shares by HealthTronics and Purchaser pursuant to and in accordance with the Merger Agreement, the Offer and the Merger.

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

A letter to Endocare’s stockholders communicating the Board’s recommendation accompanies this Statement. The letter is also filed as Exhibit (a)(3) to this Statement and is hereby incorporated by reference herein.

Background of the Offer

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The chronology below covers only the key events leading up to entry into the Merger Agreement and does not purport to catalogue every conversation between representatives of Endocare and other parties.

As part of its ongoing management of the business and affairs of Endocare over the past several years, the Board frequently evaluated potential strategic alternatives and considered ways to enhance Endocare’s performance and prospects in light of business and economic conditions. During this period, representatives of Endocare held many conversations, both by telephone and in person, about possible strategic alternatives, including the sale of Endocare, the sale of certain assets or divisions of Endocare, and capital raising or other investment transactions. These considerations included potential strategic transactions with other companies in the health care industry and the potential benefits and risks of such transactions. In particular, Endocare and Galil Medical Ltd. (“Galil”) considered the potential benefits of a combination of the two companies and, on several occasions during the past several years, Endocare and Galil engaged in exploratory discussions regarding a potential strategic combination of the two companies. On August 4, 2008, Endocare and Galil executed a letter of intent relating to a proposed combination.

On August 6, 2008, HealthTronics announced an unsolicited proposal to acquire all outstanding Shares for $2.28 per Share in cash (the “2008 HealthTronics Proposal”). On August 11, 2008, the Board held a telephonic meeting to discuss the 2008 HealthTronics Proposal. During this meeting, Endocare’s legal advisor, Gibson Dunn & Crutcher LLP (“Gibson Dunn”), reviewed with the Endocare Board the fiduciary duties applicable to it in connection with a business combination. After further discussion and consultation with Endocare’s legal and financial advisors regarding the potential combination with Galil, the Board unanimously resolved to reject the 2008 HealthTronics Proposal as inadequate and not in the best interests of Endocare and its stockholders.

In mid-September, HealthTronics contacted Mr. Craig Davenport, Endocare’s then Chief Executive Officer, to express its interest in further exploring a possible transaction. From mid-September 2008 until early November

2008, representatives of Endocare and HealthTronics had several telephone conferences and one meeting to discuss a possible transaction; however, the Board ultimately determined not to pursue a transaction with HealthTronics at that time because a transaction with Galil appeared more likely to maximize stockholder value.

On November 10, 2008, Endocare and its wholly owned subsidiary, Orange Acquisitions Ltd., entered into an agreement and plan of merger with Galil (the “Galil Merger Agreement”) and related ancillary agreements. The Galil Merger Agreement provided for the merger of Orange Acquisitions with and into Galil (the “Galil Merger”), with Galil surviving as the surviving company and becoming a wholly-owned subsidiary of Endocare. Consummation of the Galil Merger was subject to numerous customary closing conditions, including the absence of governmental investigations. On the same date, Endocare and certain existing shareholders of Endocare and Galil entered into that certain Stock Purchase Agreement, dated as of November 10, 2008 (the “Stock Purchase Agreement”), relating to the proposed sale by Endocare of up to 16.25 million Shares at a purchase price of $1.00 per Share (the “Galil Financing”).

In January 2009, Mr. James Whittenburg, the Chief Executive Officer of HealthTronics, informed Mr. Terrence A. Noonan, Endocare’s then Interim Chairman and Interim Chief Executive Officer, that HealthTronics was still interested in pursuing a transaction with Endocare if the transaction with Galil encountered difficulties. Subsequently, on February 3, 2009, Mr. Whittenburg reiterated HealthTronics’ interest in pursuing a transaction with Endocare. After evaluating such communications, the Board concluded that, at such time, it was in the best interests of Endocare and its stockholders to focus on the Galil transaction.

On April 9, 2009, Endocare received a written proposal from HealthTronics, which was subject to negotiation of a definitive written agreement and due diligence, offering to purchase all of Endocare’s outstanding Shares for $1.25 per Share, with Endocare stockholders having the ability to elect to receive either cash or HealthTronics’ common stock as consideration (the “April 2009 HealthTronics Proposal”).

On April 15, 2009, Mr. Rodriguez and Mr. Davis had a discussion with Mr. Whittenburg and Mr. Scott Herz, Vice President – Corporate Development of HealthTronics, to clarify the terms and conditions of the April 2009 HealthTronics Proposal.

On April 16, 2009, the Board held a telephonic meeting with Endocare’s senior management and legal and financial advisors. The Board reviewed the status of the inquiry being conducted by the United States Federal Trade Commission (the “FTC”) relating to the Galil Merger. In addition, the Board discussed regulatory, additional legal and other aspects of the April 2009 HealthTronics Proposal with representatives of its legal advisor and financial aspects of the April 2009 HealthTronics Proposal with Endocare’s financial advisor. After careful consideration of the April 2009 HealthTronics Proposal, the Board determined that the April 2009 HealthTronics Proposal could reasonably be expected to lead to a “Superior Proposal” as defined in the Galil Merger Agreement and resolved to continue its evaluation of the April 2009 HealthTronics Proposal and, upon concluding its evaluation of the April 2009 HealthTronics Proposal, to promptly provide information to Endocare stockholders regarding such evaluation.

On April 18, 2009, HealthTronics sent to Endocare a draft merger agreement in furtherance of the April 2009 HealthTronics Proposal.

On April 21, 2009, Endocare publicly announced the Board’s April 16 determination that the April 2009 HealthTronics Proposal could reasonably be expected to lead to a “Superior Proposal” as defined in the Galil Merger Agreement.

From April 21, 2009 through May 28, 2009, Endocare’s stockholders and other interested parties were updated and informed, through the filing of supplements to its proxy statement/prospectus filed in connection with the Galil Merger, that the Board was still assessing whether the April 2009 HealthTronics Proposal was a

“Superior Proposal” as defined in the Galil Merger Agreement, but that it had not determined that the April 2009 HealthTronics Proposal was a Superior Proposal and that at all such times the Board continued to believe that the Galil Merger was in the best interests of Endocare and its stockholders.

To assist the Board in its assessment as to whether the April 2009 HealthTronics Proposal was a Superior Proposal, the Board directed management to discuss with HealthTronics the terms of a potential acquisition and, with the assistance of the Company’s advisors, to conduct due diligence on HealthTronics. Accordingly, on April 21-22, 2009, Endocare and HealthTronics negotiated and executed a confidentiality agreement. On April 22, 2009, representatives of HealthTronics and Endocare had a conference call to discuss the April 2009 HealthTronics Proposal, the negotiation of the terms of the proposal, and proceeding with due diligence on both companies.

On April 30, 2009, Mr. Goldsmith, Mr. Rodriguez, Mr. Davis and Mr. Kevin M. Quilty, Endocare’s Senior Vice President, Sales & Marketing, met with Mr. Whittenburg and Mr. Herz in Irvine, California in connection with the Company’s continued assessment of the April 2009 HealthTronics Proposal and related due diligence. Also present were representatives of Endocare’s financial advisor, Oppenheimer & Co. Inc. (“Oppenheimer”), and HealthTronics’ financial advisor.

On May 1, 2009, the Board held a telephonic meeting to review the status of the Galil Merger and discuss with Endocare’s management and legal and financial advisors the meeting held with HealthTronics on April 30, 2009.

On May 5, 2009, a call was held between representatives of HealthTronics and Endocare to confirm that all outstanding diligence requests of Endocare were satisfied. During this call, the Endocare representatives asked HealthTronics to increase its proposed offer price.

On May 7, 2009, the Board held a telephonic meeting with Endocare’s management and legal and financial advisors to discuss, among other matters, the status of due diligence relating to HealthTronics. The Board also discussed preliminarily with Endocare’s financial advisor the status of its financial review regarding a possible combination with HealthTronics. The Board continued to believe that the April 2009 HealthTronics Proposal could reasonably be expected to lead to a Superior Proposal, and requested further information for purposes of its assessment.

On May 15, 2009, the Board held a telephonic meeting with Endocare’s management and legal and financial advisors. Among other matters, the Board preliminarily discussed with Endocare’s financial advisor financial matters with respect to HealthTronics both on a standalone basis and pro forma for a combination with Endocare and Endocare pro forma for the Galil Merger as well as management’s projected sources and uses of cash for the Endocare/Galil combined company and projected cash balance for the Endocare/Galil combined company under various scenarios. The Board continued to believe that the April 2009 HealthTronics Proposal could reasonably be expected to lead to a Superior Proposal, and requested further information for purposes of its assessment.

On May 20, 2009, the Board held a telephonic meeting with Endocare’s management and legal and financial advisors. During this meeting, the Board discussed with Endocare’s financial advisor additional financial aspects of the April 2009 HealthTronics Proposal and the Galil Merger as requested by the Board during its May 15, 2009 meeting. The Board discussed with management the status of due diligence relating to HealthTronics. The Board also discussed the process for completing the Board’s assessment of whether the April 2009 HealthTronics Proposal was a Superior Proposal.

On May 21, 2009, Mr. Whittenburg and Mr. Herz and representatives of Endocare’s financial advisor discussed the financial terms of the April 2009 HealthTronics Proposal. In accordance with Endocare’s directives, Endocare’s financial advisor reiterated that the proposed exchange ratio should be increased. Mr. Whittenburg stated that HealthTronics would be willing to shorten the period over which the HealthTronics’

average stock price would be calculated and proposed using an average closing price per share over the previous 10 trading days, resulting in a $1.61 price, which resulted in an increase to the exchange ratio to 0.7764 of a share of HealthTronics Common Stock for each Share. HealthTronics also proposed to increase the cap on the stock consideration to 19.9% of HealthTronics’ shares outstanding.

On May 26, 2009, the Board held a telephonic meeting with Endocare’s management and legal and financial advisors. Among other matters, the Board was updated by Endocare’s financial advisor regarding financial aspects of the April 2009 HealthTronics Proposal. The Board then engaged in a discussion regarding Endocare’s response to the HealthTronics’ proposal and its assessment as to whether the April 2009 HealthTronics Proposal was a Superior Proposal. Among other things, Endocare’s obligations under the Galil Merger Agreement were discussed, as well as the potential process for negotiating the terms of the proposed transaction with HealthTronics for assessment by the Board.

On May 26, 2009, in accordance with Endocare’s directives, Endocare’s financial advisor informed Mr. Whittenburg of the outcome of the Endocare telephonic Board meeting and that Endocare’s Board would be prepared to negotiate the terms of a proposed transaction with HealthTronics in connection with the Board’s assessment as to whether the April 2009 HealthTronics Proposal was a Superior Proposal if the proposed offer price was increased. HealthTronics proposed to increase the cash portion of its offer to $1.35 per share. In addition, Endocare’s financial advisor relayed Endocare’s position that any difference between a Galil break-up fee amount of $1.75 million and any amount actually paid to Galil should be paid to Endocare stockholders. HealthTronics proposed to pay any difference between the Galil break-up fee amount of $1.75 million less any amount actually paid to Galil to Endocare stockholders as additional consideration for the Endocare Shares, resulting in an increase of up to $0.15 per Share in cash or in a corresponding increase in the amount of the exchange ratio.

On June 1, 2009, the Board held a telephonic meeting with management to discuss, among other matters, the status of Endocare’s assessment of whether the HealthTronics offer was a Superior Proposal.

On June 3, 2009, the Board held a telephonic meeting with Endocare’s management and legal and financial advisors. Among other matters, the Board discussed the status of efforts to finalize a proposed form of merger agreement with HealthTronics for review by the Board in connection with its assessment of whether the April 2009 HealthTronics Proposal was a Superior Proposal.

On June 5, 2009, the Board held an in-person meeting with Endocare’s management and legal advisor. Endocare’s financial advisor participated via teleconference. The Board discussed with Endocare’s legal advisor the status of the FTC’s inquiry relating to the Galil Merger. The Board then discussed with Endocare’s legal advisor the provisions in the Galil Merger Agreement governing the parties’ respective rights to terminate the Galil Merger Agreement, including Endocare’s right to terminate the agreement if the closing conditions were not met. Also at this meeting, Oppenheimer preliminarily reviewed with the Board its financial analysis of the per Share consideration then proposed by HealthTronics. The Board then discussed a number of other considerations relating to a potential business combination with HealthTronics upon the terms proposed by HealthTronics in its irrevocable offer letter delivered on June 5, 2009. Following these discussions, the Board determined that the closing conditions of the Galil Merger could not be met and thus unanimously approved the termination of the Galil Merger Agreement, as described below.

Following the Board’s June 5, 2009 meeting, Endocare sent notice to Galil terminating the Galil Merger Agreement as a result of the failure by the FTC to close its investigation into whether the Galil Merger violated certain U.S. antitrust laws, which caused certain conditions to closing of the Galil Merger to become incapable of fulfillment. Pursuant to the Galil Merger Agreement, each party had the unilateral right to terminate the Galil Merger Agreement under such circumstances. As a result of the termination of the Galil Merger Agreement, the Stock Purchase Agreement automatically terminated pursuant to its terms.

On June 7, 2009, the Board held a telephonic meeting with Endocare’s management and legal advisor to discuss HealthTronics’ irrevocable offer letter and proposed merger agreement. As described elsewhere in this Statement, the Merger Agreement provided that HealthTronics would commence an offer to purchase all outstanding Shares for $1.35 in cash or 0.7764 of a share of HealthTronics common stock, subject in each case to adjustment (including an upward adjustment of the Cash Consideration of up to approximately $0.15 and the Stock Consideration of up to 0.0911 of a share of HealthTronics common stock) and proration. The Cash Consideration of $1.35 represented a 50% premium to the closing price of the Shares on June 5, 2009. The Stock Consideration represented a premium of approximately 34% based on the closing price of HealthTronics common stock and the Shares on June 5, 2009. Also at this meeting, Oppenheimer updated the Board with respect to its financial analysis of the per Share consideration to be received in the Offer and the Merger, taken together, and rendered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated June 7, 2009, to the effect that, as of that date and based on and subject to the matters described in its opinion, the per Share consideration to be received in the Offer and the Merger, taken together, by the holders of Shares, other than HealthTronics, Purchaser and their respective affiliates, was fair, from a financial point of view, to such holders. The Board also unanimously concluded that the Offer and the Merger was the best transaction reasonably available to Endocare and its stockholders.

After full discussion, the Board unanimously:

•	determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were advisable;

•	approved the execution, delivery, and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•

resolved to recommend that Endocare’s stockholders tender their Shares in the Offer and, if required by the DGCL, directed that the Merger Agreement be submitted to the stockholders of Endocare for their adoption and recommended that Endocare’s stockholders vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger;

•

adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement, and the other transactions contemplated by the Merger Agreement; and

•

adopted and approved an amendment to the Rights Agreement, pursuant to which the acquisition of Shares by HealthTronics and Purchaser in the Offer and the Merger, pursuant to and in accordance with the terms of the Merger Agreement, would be excluded from triggering the Rights Agreement.

Later on June 7, 2009, Endocare, HealthTronics and Purchaser executed the Merger Agreement.

On the morning of June 8, 2009, prior to the opening of trading on the Nasdaq Stock Market, Endocare and HealthTronics issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Offer and the Merger

In evaluating the Offer, the Merger, and the Merger Agreement, the Board consulted with Endocare’s management and legal and financial advisors. In reaching its decision that the Offer and the Merger are advisable, and in reaching its recommendation that stockholders tender their Shares in the Offer, and, if applicable, vote in favor of the Merger, the Board considered a number of factors, including the following material factors, which the Board viewed as supporting its recommendation:

•

Strategic Alternatives to a Sale Transaction. Throughout the process that the Board conducted to evaluate strategic alternatives available to Endocare, the Board considered a range of strategic alternatives potentially available to Endocare, including continuing to execute on its strategic plan as an independent company, selling assets of Endocare, a sale transaction, and improving Endocare’s cash position through a financing transaction. The Board considered that the Galil Merger, which the Board had previously determined to be the alternative that appeared most likely to maximize stockholder value, was incapable of being consummated as a result of the failure by the FTC to close its investigation into whether the Galil Merger violated certain U.S. antitrust laws. The Board considered that since entering into the Galil Merger Agreement, Endocare’s liquidity position had continued to deteriorate and that, as a result, Endocare’s ability to continue operating as a stand alone company was highly uncertain. The Board further considered that, as a result of Endocare’s recurring losses from operations and limited capital resources, Endocare’s independent registered public accounting firm’s report on Endocare’s financial statements as of and for the fiscal year ended December 31, 2008 includes an explanatory paragraph expressing substantial doubt about Endocare’s ability to continue as a going concern. The Board believed that the inclusion of a “going concern” explanatory paragraph in the report of Endocare’s independent registered public accountants would have a negative impact on its ability to raise additional capital or enter into an alternative transaction and that if Endocare was unable to successfully consummate one or more alternative financings or strategic transactions, it may not have sufficient capital to execute on its business plan and could be required to significantly curtail or cease its operations through the possible liquidation of Endocare and distribution of its assets. The Board considered that, even if available, an equity financing would likely be extremely dilutive to Endocare’s existing stockholders. The Board considered the strategic fit and the revenue base and financial resources of HealthTronics, which it believed to be a significant benefit that could not be obtained by remaining an independent company. The Board concluded (after taking into account the current and historical financial condition, results of operations, competitive position, business prospects, opportunities, and strategic objectives of each of Endocare and HealthTronics, including the potential risks involved in achieving those prospects and objectives) that (1) the financial prospects of Endocare and HealthTronics on a combined basis were far more favorable than the financial prospects of Endocare on a stand-alone basis, (2) there were no other viable strategic alternatives reasonably available to Endocare and, particularly any such strategic alternative that could be consummated on a timely basis, (3) a combined company should be able to compete successfully, leading to higher equity value, and (4) on a risk-adjusted basis, the Cash Consideration and Stock Consideration are each greater than the long-term value inherent in Endocare as a stand-alone entity.

•

Prospects of the Combined Entity. The Board considered that the combined company would be a stronger, better diversified and more financially flexible company than Endocare as a stand-alone entity. The combined company would be well positioned to continue to develop and expand on Endocare’s existing technologies in the cryoablation market. The Board also considered that the Offer presents an opportunity for Endocare’s stockholders to receive common stock in a healthier, more competitive, and more financially stable company, to have greater liquidity for their shares, to benefit from any synergies experienced by HealthTronics in the acquisition and integration of Endocare, and to participate in any future growth of HealthTronics and Endocare on a combined basis. The Board found this particularly true in light of Endocare’s receipt of a deficiency notice from the Nasdaq Stock Market indicating that it failed to meet certain requirements for continued listing on the Nasdaq Capital Market, and the potential negative effects on the liquidity of the Shares that would result from being delisted.

•

Premium to Market Price. The Board considered the current and recent market prices of the Shares and the premium implied by the Cash Consideration and the Stock Consideration based on market prices of the Shares and HealthTronics common stock as of recent dates. The Cash Consideration represented an approximately 96% premium and the Stock Consideration represented an approximately 45% premium over the closing price of the Shares on April 9, 2009, the last full trading day prior to the public announcement by Endocare of the April 2009 HealthTronics Proposal. The Cash Consideration represented an approximately 50% premium and the Stock Consideration represented an approximately 34% premium over the closing price of the Shares on June 5, 2009, the last trading day prior to the public announcement of entry into the Merger Agreement.

•

Stockholders’ Ability to Elect Stock or Cash. The Board considered the ability of Endocare’s stockholders to elect stock or cash, which provides stockholders electing cash to obtain liquidity for their Shares at a premium to the recent trading price, and, as referenced above, allows stockholders electing to receive HealthTronics stock to benefit from the synergies produced by the Merger and to participate in any future growth of the combined company.

•

Advantages of Potential Increase in Consideration. The Board considered that the Merger Agreement allows for a potential upward adjustment of the Cash Consideration and the Stock Consideration based on the Adjustment Amount, and that there is no downward adjustment for decreased working capital or other capital shortfalls.

•

Opinion of Oppenheimer. The Board considered Oppenheimer’s opinion, dated June 7, 2009, to the Board as to the fairness, from a financial point of view and as of the date of such opinion, of the per share consideration to be received in the Offer and the Merger, taken together, by the holders of Shares (other than HealthTronics, Purchaser and their respective affiliates), as more fully described below in the section entitled “Opinion of Endocare’s Financial Advisor” beginning on page 23 of this Statement.

•

Timing and Certainty of Completion. The Board considered the anticipated timing and certainty of consummation of the Offer, including the low risk of regulatory review of the transaction by relevant governmental authorities, including U.S. antitrust authorities, and the structure of the transaction as an exchange offer for all Shares, which may enable Endocare’s stockholders to receive the per Share consideration and obtain the benefits of the transaction more quickly than might be the case in other transaction structures.

•

Ability to Respond to Certain Unsolicited Takeover Proposals. The Board considered Endocare’s rights under the Merger Agreement to pursue alternative acquisition proposals received independently under specified circumstances.

•

Ability to Terminate the Merger Agreement to Accept a Superior Proposal. The Board considered Endocare’s ability, following receipt of certain competing acquisition proposals after the date of the Merger Agreement that are more favorable from a financial point of view to Endocare’s stockholders, to change its recommendation with respect to the Offer and the Merger and terminate the Merger Agreement if certain conditions are satisfied, including that the Board determine in good faith (after consulting with Endocare’s outside legal counsel) that the failure to do so would be inconsistent with the Board’s exercise of its fiduciary duties and that Endocare pays HealthTronics a termination fee of $450,000, plus up to $150,000 in expenses, plus any amounts necessary to reimburse HealthTronics for the amount, if any, paid by HealthTronics in connection with the Galil Merger Agreement (collectively, the “Termination Fee”). In addition, the Board considered that the Termination Fee was reasonable in the context of termination fees that were payable in other comparable transactions and would not be likely to preclude another party from making a superior acquisition proposal.

In addition to those set forth above, the Board considered a number of additional factors, including the following potentially negative factors.

•

No Stockholder Participation in Future Earnings or Growth of Endocare as an independent company. The Board considered that tendering Shares in the Offer and consummating the Merger would preclude Endocare’s stockholders from having an opportunity to participate in Endocare’s future earnings growth and future profits as an independent company, but that Endocare’s stockholders that elect to receive the Stock Consideration will nevertheless have the right to continue to share indirectly in the future growth and performance of Endocare’s business after the consummation of the Offer and the Merger as a part of HealthTronics.

•

Risks Associated with Being a HealthTronics Shareholder. The Board considered that because a significant portion of the consideration to be paid by HealthTronics in the Offer and the Merger is HealthTronics common stock, Endocare’s stockholders will be subject to the risks associated with being a HealthTronics shareholder, as detailed in the Prospectus under the caption “Risk Factors.”

•	Discouraging Other Prospective Buyers. The Board considered that entering into a definitive agreement with HealthTronics, and that certain provisions of the Merger Agreement, such as the non-solicitation and termination fee provisions, may have the effect of discouraging other prospective buyers from pursuing a more advantageous business combination with Endocare.

•

Transaction Costs. The Board considered the significant costs involved in connection with entering into the Merger Agreement and completing the Offer and the Merger and the related disruptions to the operation of Endocare’s business, including the risk that the operations of Endocare would be disrupted by employee concerns or departures, or by the loss of customers following announcement of the Offer and the Merger.

•

Interim Restrictions on Business. The Board considered that pursuant to the Merger Agreement, Endocare is required to obtain HealthTronics’ consent before it can take a variety of actions during the period of time between the signing of the Merger Agreement and the closing of the Merger.

•

Effect of Failure to Complete Transactions. The Board considered that the conditions to the closing of the Offer may not be met and that the Offer and the Merger otherwise may not be consummated. The Board considered the adverse effect on Endocare’s business and ability to attract and retain key management personnel if the Offer and the Merger were, in fact, not consummated.

•

Interests of Management. The Board considered the fact that Endocare’s executive officers may have an interest in the Offer and the Merger that may be different from, or in addition to, those of Endocare’s other stockholders, as a result of agreements referred to in Item 3 of this Statement.

•

HealthTronics’ Termination Right if the Conditions are not Met. The Board considered HealthTronics’ right to terminate the Offer and the Merger Agreement in the event that the Minimum Condition or other conditions are not met and the Offer is not consummated by September 30, 2009.

•

Price Based on Historically Low Share Price. The Board considered that the current macroeconomic climate has depressed stock prices across a range of industries and that the recent trading range of the Shares has been at historically low levels.

•	Continued Distraction of Management and Employees. The Board considered that the Offer and the Merger would be a continued distraction to Endocare’s management and employees.

The Board concluded, however, that many of these risks could be managed or mitigated by Endocare or were unlikely to have a material effect on the Offer, the Merger, or the combined company, and that, overall, the risks, uncertainties, restrictions, and potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the members of the Board viewed their position and recommendation as being based on the totality of the information presented to and considered by them. Individual members of the Board may have given different weight to different factors.

The foregoing discussion of factors considered by the Board is not meant to be exhaustive but includes the material factors considered by the Board in approving the Merger Agreement and the transactions contemplated by the Merger Agreement and in recommending that stockholders accept the Offer, tender their Shares, and approve the Merger Agreement and the Merger.

Intent to Tender

Pursuant to a Tender Agreement, each director and executive officer of Endocare is obligated to tender in the Offer all Shares that such person owns of record. After reasonable inquiry and to the best knowledge of Endocare, each director and executive officer of Endocare intends to tender in the Offer all Shares that each such person owns of record or beneficially that are outstanding immediately prior to expiration of the Offer. See Item 3 for a discussion of the treatment of outstanding stock options, restricted stock units and deferred stock units upon consummation of the Offer and the Merger.

Opinion of Endocare’s Financial Advisor

Endocare has engaged Oppenheimer as its financial advisor in connection with the Offer and the Merger. In connection with this engagement, Endocare’s Board requested that Oppenheimer evaluate the fairness, from a financial point of view, of the per Share consideration to be received in the Offer and the Merger, taken together, by the holders of Shares, other than HealthTronics, Merger Sub and their respective affiliates. On June 7, 2009, Oppenheimer delivered a written opinion, dated June 7, 2009, to Endocare’s Board to the effect that, as of that date and based on and subject to the matters described in its opinion, the per Share consideration to be received in the Offer and the Merger, taken together, by the holders of Shares, other than HealthTronics, Purchaser and their respective affiliates was fair, from a financial point of view, to such holders.

The full text of Oppenheimer’s written opinion, dated June 7, 2009, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this document as Annex B. Oppenheimer’s opinion was provided to Endocare’s Board in connection with its evaluation of the per Share consideration from a financial point of view and does not address any other aspect of the Offer or the Merger. Oppenheimer’s opinion does not address the underlying business decision of Endocare to effect the Offer and the Merger, the relative merits of the Offer or the Merger as compared to any alternative business strategies or transactions that might exist for Endocare or the effect of any other transaction in which Endocare might engage and does not constitute a recommendation to any stockholder as to any election to be made by such stockholder with respect to the per Share consideration or as to how such stockholder should vote or act with respect to any matters relating to the Offer or the Merger. The summary of Oppenheimer’s opinion described below is qualified in its entirety by reference to the full text of its opinion.

In arriving at its opinion, Oppenheimer:

•	reviewed an execution form of the merger agreement;

•

reviewed publicly available audited financial statements of Endocare and HealthTronics for fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008, internal unaudited financial statements of Endocare for the four months ended April 30, 2009 prepared by Endocare’s management and publicly available unaudited financial statements of HealthTronics for the three months ended March 31, 2009;

•

reviewed financial forecasts and estimates relating to Endocare and HealthTronics for fiscal years ending 2009 through 2013 prepared by the managements of Endocare and HealthTronics, which financial forecasts and estimates reflect, in the case of Endocare, certain assumptions of Endocare’s management with respect to a potential equity financing that such management believed would need to be undertaken by Endocare, referred to as the assumed equity financing, in the absence of the Offer and the Merger;

•

held discussions with the senior managements of Endocare and HealthTronics with respect to the businesses and prospects of Endocare and HealthTronics, including the liquidity needs of, and capital resources expected to be available to, Endocare;

•	reviewed historical market prices and trading volumes of Endocare common stock and HealthTronics common stock;

•	reviewed and analyzed certain publicly available financial data for companies that Oppenheimer deemed relevant in evaluating Endocare and HealthTronics;

•	reviewed and analyzed certain publicly available information for transactions that Oppenheimer deemed relevant in evaluating the Offer and the Merger;

•	reviewed and analyzed the premiums paid, based on publicly available information, in public transactions that Oppenheimer deemed relevant in evaluating the Offer and the Merger;

•	analyzed the estimated present value of the future cash flows of Endocare and HealthTronics based on financial forecasts and estimates prepared by the managements of Endocare and HealthTronics;

•	reviewed other public information concerning Endocare and HealthTronics; and

•	performed such other analyses, reviewed such other information and considered such other factors as Oppenheimer deemed appropriate.

In rendering its opinion, Oppenheimer relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with Oppenheimer by Endocare, HealthTronics and their respective employees, representatives and affiliates or otherwise reviewed by Oppenheimer. With respect to the financial forecasts and estimates relating to Endocare and HealthTronics utilized in its analyses, Oppenheimer was advised and, at the direction of the managements of Endocare and HealthTronics and with Endocare’s consent, assumed, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of the managements of Endocare and HealthTronics, as the case may be, as to the future financial condition and operating results of Endocare and HealthTronics. Oppenheimer relied, at Endocare’s direction, without independent verification or investigation, on the assessments of Endocare’s management as to the liquidity needs of, and capital resources expected to be available to, Endocare and Endocare’s ability to fund its operations internally and through the assumed equity financing in the absence of the Offer and the Merger. Oppenheimer also relied, at Endocare’s direction, without independent verification or investigation, on the assessments of the managements of Endocare and HealthTronics as to (i) the existing and future products, technology and intellectual property of Endocare and HealthTronics and the risks associated with such products, technology and intellectual property and (ii) HealthTronics’ ability to integrate the businesses of Endocare and HealthTronics and to retain key suppliers of Endocare and HealthTronics. Oppenheimer assumed, with Endocare’s consent, that the Offer and the Merger would be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Offer or the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Endocare, HealthTronics or the Offer or the Merger. In addition, Endocare’s representatives advised Oppenheimer, and Oppenheimer therefore assumed, that the final terms of the merger agreement would not vary materially from those set forth in the execution form reviewed by Oppenheimer. Oppenheimer further assumed, with Endocare’s consent, that the Galil Merger had been terminated in accordance with its terms. Oppenheimer neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Endocare or HealthTronics.

Oppenheimer’s opinion relates to the relative values of Endocare and HealthTronics. Oppenheimer did not express any opinion as to the underlying valuation, future performance or long-term viability of Endocare or HealthTronics, the actual value of HealthTronics common stock when issued or the prices at which HealthTronics common stock or Endocare common stock would trade at any time. Oppenheimer expressed no view as to, and its opinion did not address, any terms or other aspects or implications of the Offer and the Merger (other than the per Share consideration to the extent expressly specified in its opinion) or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Offer and the Merger or otherwise, including, without limitation, the form or structure of the per Share consideration or the Offer and the Merger (including, without limitation, the tax treatment thereof) or any terms or other aspects or implications of the termination of the Galil Merger. In addition, Oppenheimer expressed no view as to, and its opinion did not address, the fairness of the amount or nature of, or any other aspect relating to, the compensation to be received by any individual officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the per Share consideration. Oppenheimer also expressed no view as to, and its opinion did not address, the underlying business decision of Endocare to effect the Offer and the Merger, the relative merits of the Offer and the Merger as compared to any alternative business strategies or transactions that might exist for Endocare or the effect of any other transaction in which Endocare might engage. In connection with its engagement, Oppenheimer was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of all or a part of Endocare. Oppenheimer’s opinion was necessarily based on the information available to it and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by Oppenheimer on the date of its opinion. The credit, financial and stock markets have been experiencing unusual volatility and Oppenheimer expressed no opinion or view as to the potential effects, if any, of such volatility on Endocare, HealthTronics or the Offer and the Merger. Although subsequent developments may affect its opinion, Oppenheimer does not have any obligation to update, revise or reaffirm its opinion. Except as described above, Endocare imposed no other instructions or limitations on Oppenheimer with respect to the investigations made or the procedures followed by it in rendering its opinion.

This summary is not a complete description of Oppenheimer’s opinion or the financial analyses performed and factors considered by Oppenheimer in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Oppenheimer arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Oppenheimer believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Oppenheimer’s analyses and opinion.

In performing its analyses, Oppenheimer considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Endocare and HealthTronics. No company or transaction used in the analyses is identical to Endocare, HealthTronics or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions analyzed.

The forecasts and estimates contained in Oppenheimer’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the forecasts and estimates used in, and the results derived from, Oppenheimer’s analyses are inherently subject to substantial uncertainty.

The type and amount of consideration payable in the Offer and the Merger were determined through negotiation between Endocare and HealthTronics, and the decision to enter into the transaction was solely that of Endocare’s Board. Oppenheimer’s opinion and financial analyses were only one of many factors considered by Endocare’s Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of Endocare’s Board or management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger.

The following is a summary of the material financial analyses performed in connection with Oppenheimer’s opinion, dated June 7, 2009, to Endocare’s Board. The financial analyses summarized below include information presented in tabular format. In order to fully understand Oppenheimer’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Oppenheimer’s financial analyses.

Endocare Financial Analyses

Selected Companies Analysis. Oppenheimer reviewed financial and stock market information of Endocare and the following 11 selected publicly held companies in the medical devices industry, which is the industry in which Endocare operates:

•	AtriCure, Inc.

•	BIOLASE Technology, Inc.

•	BioSphere Medical, Inc.

•	Cardiogenesis Corporation

•	Endologix, Inc.

•	Escalon Medical Corp.

•	Misonix, Inc.

•	NMT Medical, Inc.

•	STAAR Surgical Company

•	Urologix, Inc.

•	Uroplasty, Inc.

Oppenheimer reviewed, among other things, enterprise values of the selected companies, calculated as market value based on closing stock prices on June 5, 2009, plus straight debt and preferred stock, out-of-the-money convertible securities and minority interests, less cash, cash equivalents and investments in unconsolidated affiliates, as a multiple of latest 12 months revenue and, to the extent publicly available, calendar years 2009 and 2010 estimated revenue. Oppenheimer then applied a range of selected multiples of latest 12 months revenue and calendar years 2009 and 2010 estimated revenue derived from the selected companies to corresponding financial data of Endocare. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available data. Financial data of Endocare were based on internal estimates of Endocare’s management, Endocare’s public filings and internal unaudited financial statements prepared by Endocare’s management. This analysis indicated the following implied per Share reference ranges for Endocare, as compared to the per Share cash election consideration of $1.35 and the implied value of the per Share stock election consideration based on the 0.7764 exchange ratio and the closing price of HealthTronics common stock on June 5, 2009, both before and after giving effect to the estimated maximum Per Share Adjustment:

Financial Metric	Implied Per Share Reference Ranges for Endocare	Per Share Consideration in the Offer and the Merger
		Without Per Share Adjustment		With Estimated Maximum Per Share Adjustment
		Stock Election	Cash Election	Stock Election	Cash Election
LTM Revenue	$1.11 – $1.52
2009E Revenue	$1.03 – $1.41	$1.21	$1.35	$1.35	$1.49
2010E Revenue	$0.94 – $1.29

Selected Precedent Transactions Analysis. Oppenheimer reviewed transaction values in the following 12 selected transactions involving companies in the medical devices industry announced from January 19, 2006 through December 22, 2008:

Announcement Date	Acquiror	Target

• 12/22/2008	• Piramal Healthcare Limited	• Minrad International, Inc.

• 11/13/2007	• Regeneration Technologies, Inc.	• Tutogen Medical, Inc.

• 10/30/2007	• Bracco Diagnostics, Inc.	• E-Z-EM, Inc.

• 10/09/2007	• Natus Medical Incorporated	• Excel Tech Ltd.

• 8/6/2007	• Inverness Medical Innovations, Inc.	• HemoSense, Inc.

• 7/22/2007	• ev3 Inc.	• FoxHollow Technologies, Inc.

• 6/4/2007	• Inverness Medical Innovations, Inc.	• Cholestech Corporation

• 2/12/2007	• Cytyc Corporation	• Adeza Biomedical Corporation

• 1/8/2007	• Advanced Medical Optics, Inc.	• IntraLase Corp.

• 6/20/2006	• GE Healthcare Ltd.	• Biacore International AB

• 6/5/2006	• American Medical Systems Holdings, Inc.	• Laserscope

• 1/19/2006	• Royal Philips Electronics	• Lifeline Systems, Inc.

Oppenheimer reviewed, among other things, transaction values in the selected transactions, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, plus straight debt and preferred stock, out-of-the-money convertible securities and minority interests, less cash, cash equivalents and investments in unconsolidated affiliates, as a multiple of latest 12 months revenue. Oppenheimer then applied a range of selected multiples of latest 12 months revenue derived from the selected transactions to Endocare’s latest 12 months revenue. Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data of Endocare were based on Endocare’s public filings and internal unaudited financial statements prepared by Endocare’s management. This analysis indicated the following implied per Share reference range for Endocare, as compared to the per Share cash election consideration of $1.35 and the implied value of the per Share stock election consideration based on the 0.7764 exchange ratio and the closing price of HealthTronics common stock on June 5, 2009, both before and after giving effect to the estimated maximum Per Share Adjustment:

Implied Per Share Reference Range for Endocare	Per Share Consideration in the Offer and the Merger
	Without Per Share Adjustment		With Estimated Maximum Per Share Adjustment
	Stock Election	Cash Election	Stock Election	Cash Election
$9.93 – $13.45	$1.21	$1.35	$1.35	$1.49

Discounted Cash Flow Analysis. Oppenheimer performed a discounted cash flow analysis of Endocare to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Endocare could generate for the second half of calendar year 2009 through the full calendar year 2013 based on internal estimates of Endocare’s management, which took into account the assumed equity offering in the fourth quarter of calendar year 2009 and the utilization of Endocare’s net operating losses until calendar year 2013 and excluded the impact of stock-based compensation. Oppenheimer calculated a range of estimated terminal values by applying revenue terminal value multiples of 0.50x to 1.00x to Endocare’s calendar year 2013 estimated revenue. Cash flows and terminal values were discounted to present value using discount rates ranging from 20.0% to 30.0%. This analysis indicated the following implied per Share reference range for Endocare based on the fully diluted number of shares of Endocare common stock after giving effect to the assumed equity offering, as compared to the per Share cash election consideration of $1.35 and the implied value of the per Share stock election consideration based on the 0.7764 exchange ratio and the closing price of HealthTronics common stock on June 5, 2009, both before and after giving effect to the estimated maximum Per Share Adjustment:

Implied Per Share Reference Range for Endocare	Per Share Consideration in the Offer and the Merger
	Without Per Share Adjustment		With Estimated Maximum Per Share Adjustment
	Stock Election	Cash Election	Stock Election	Cash Election
$0.53 – $1.07	$1.21	$1.35	$1.35	$1.49

Premiums Paid Analysis. Oppenheimer reviewed the premiums paid in 89 U.S. transactions with transaction values of between $5.0 million and $50.0 million announced between May 30, 2004 and May 30, 2009 relative to the closing stock prices for the target companies in such transactions one trading day, one week and one month prior to public announcement of the relevant transaction. Oppenheimer then applied a range of selected premiums derived from the selected transactions to the closing prices of Endocare common stock one trading day, one week and one month prior to April 21, 2009, the date on which Endocare filed a Form 8-K disclosing receipt of a written proposal from HealthTronics offering to purchase all of Endocare’s outstanding common stock for $1.25 per share. This analysis indicated the following implied per Share reference range for Endocare, as compared to the per Share cash election consideration of $1.35 and the implied value of the per Share stock election consideration based on the 0.7764 exchange ratio and the closing price of HealthTronics common stock on June 5, 2009, both before and after giving effect to the estimated maximum Per Share Adjustment:

Implied Per Share Reference Range for Endocare	Per Share Consideration in the Offer and the Merger
	Without Per Share Adjustment		With Estimated Maximum Per Share Adjustment
	Stock Election	Cash Election	Stock Election	Cash Election
$0.75 – $1.07	$1.21	$1.35	$1.35	$1.49

HealthTronics Financial Analyses

Selected Companies Analysis. Oppenheimer reviewed financial and stock market information of HealthTronics and the following five selected publicly held specialty service providers in the health care industry, which is the industry in which HealthTronics operates:

•	Alliance Healthcare Services, Inc.

•	American Dental Partners, Inc.

•	AmSurg Corp.

•	Integramed America, Inc.

•	RadNet, Inc.

Oppenheimer reviewed, among other things, enterprise values of the selected companies, calculated as market value based on closing stock prices on June 5, 2009, plus straight debt and preferred stock, out-of-the-money convertible securities and minority interests, less cash, cash equivalents and investments in unconsolidated affiliates, as a multiple of latest 12 months earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, and, to the extent publicly available, calendar years 2009 and 2010 estimated EBITDA. Oppenheimer then applied a range of selected multiples of latest 12 months EBITDA and calendar years 2009 and 2010 estimated EBITDA derived from the selected companies to corresponding EBITDA data of HealthTronics, adjusted to exclude minority interest expense and stock-based compensation, referred to as adjusted EBITDA. HealthTronics’ latest 12 months adjusted EBITDA also reflected the full year pro forma financial impact of HealthTronics’ acquisition of Ocean Radiation Therapy, Inc. in October 2008. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available data. Financial data of HealthTronics were based on internal estimates of HealthTronics’ management and HealthTronics’ public filings. In calculating implied equity values of HealthTronics, net debt was adjusted to exclude minority interests. This analysis indicated the following implied per share reference ranges for HealthTronics, as compared to the closing price of HealthTronics common stock on June 5, 2009:

Financial Metric	Implied Per Share Reference Ranges for HealthTronics	Closing Price of HealthTronics Common Stock on June 5, 2009
LTM EBITDA	$1.53 – $2.35
2009E EBITDA	$2.15 – $3.18	$1.56
2010E EBITDA	$3.14 – $4.52

Discounted Cash Flow Analysis. Oppenheimer performed a discounted cash flow analysis of HealthTronics to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that HealthTronics could generate for the second half of calendar year 2009 through the full calendar year 2013 based on internal estimates of HealthTronics’ management, which took into account the utilization of HealthTronics’ net operating losses until calendar year 2012 and excluded the impact of stock-based compensation. Oppenheimer calculated a range of estimated terminal values by applying adjusted EBITDA terminal value multiples of 3.0x to 5.0x to HealthTronics’ calendar year 2013 estimated adjusted EBITDA. Cash flows and terminal values were discounted to present value using discount rates ranging from 15.0% to 20.0%. In calculating implied equity values of HealthTronics, net debt was adjusted to exclude minority interests. This analysis indicated the following implied per share reference range for HealthTronics, as compared to the closing price of HealthTronics common stock on June 5, 2009:

Implied Per Share Reference Range for HealthTronics	Closing Price of HealthTronics Common Stock on June 5, 2009
$3.51 – $5.55	$1.56

Miscellaneous

The issuance of Oppenheimer’s opinion was approved by an authorized committee of Oppenheimer. Endocare selected Oppenheimer as its financial advisor based on Oppenheimer’s reputation, experience and familiarity with Endocare and its business. Oppenheimer is an internationally recognized investment banking firm and, as a part of its investment banking business, is regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

For a description of the terms of Oppenheimer’s engagement as Endocare’s financial advisor, see the discussion under Item 5 below.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Endocare has engaged Oppenheimer as its financial advisor in connection with the Offer and the Merger. Pursuant to an engagement letter with Oppenheimer, Endocare has agreed to pay Oppenheimer a customary fee for its financial advisory services, a portion of which was payable upon delivery of Oppenheimer’s opinion and a significant portion of which is contingent upon consummation of the Offer. Oppenheimer also acted as financial advisor to Endocare in connection with the Galil Merger, for which services Oppenheimer received compensation. In addition, Endocare has agreed to reimburse Oppenheimer for its reasonable expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Oppenheimer and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement. In the ordinary course of business, Oppenheimer and its affiliates may actively trade securities of Endocare and HealthTronics for Oppenheimer’s and its affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Neither Endocare nor any person acting on its behalf has directly or indirectly employed, retained, or compensated, or currently intends to employ, retain, or compensate, any person to make solicitations or recommendations to the stockholders of Endocare on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

Except as set forth on Annex C attached to this Statement or otherwise noted herein, no transactions in Shares have been effected during the past 60 days by Endocare or any subsidiary of Endocare or, to the best of Endocare’s knowledge after a review of Form 4 filings, by any executive officer, director, or affiliate of Endocare.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as otherwise set forth in this Item 7, Endocare is not currently undertaking and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Shares by Endocare, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Endocare or any subsidiary of Endocare; (iii) any purchase, sale or transfer of a material amount of assets of Endocare or any subsidiary of Endocare; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Endocare.

Except as otherwise set forth in this Item 7, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Endocare is permitted pursuant to the Merger Agreement to dissolve its wholly owned subsidiary, Orange Acquisitions, which was incorporated in Israel solely in connection with the Galil Merger. The Company is currently considering a dissolution of Orange Acquisitions.

Item 8. Additional Information.

Rights Agreement

In connection with the execution of the Merger Agreement, the Board adopted and approved, and Endocare entered into, an amendment to the Rights Agreement to render the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Delaware General Corporation Law

Endocare is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer and the Merger.

Business Combination Statute. Section 203 of the DGCL prevents an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the time such person became an interested stockholder unless:

•

before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

•

upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

•

following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

The Board approved the Merger Agreement and the transactions contemplated thereby for purposes of Section 203 of the DGCL on June 7, 2009, as described in Item 4 of this Statement above. Therefore, the restrictions of Section 203 of the DGCL will not apply to the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Appraisal Rights. Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of Shares immediately prior to the effective time of the Merger may have the right pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Offer or the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share ultimately paid in the Offer or the Merger.

Appraisal rights will be available in connection with the Merger, regardless of whether the Merger is consummated by HealthTronics without a vote pursuant to Section 253 of the DGCL, or a vote of Endocare’s stockholders is required under the DGCL to effect the Merger.

Appraisal rights cannot be exercised at this time. If appraisal rights become available in connection with the Merger, Endocare will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Antitrust Laws

The Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as HealthTronics’ acquisition of Shares pursuant to the Offer. Private parties who may be adversely affected by the proposed transaction and individual states may also bring legal actions under the antitrust laws. Endocare does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws; however, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Legal Proceedings

On June 9, 2009, Galil filed a lawsuit in the Court of Chancery of the State of Delaware against Endocare and Orange Acquisitions Ltd. seeking to (a) compel Endocare to continue to use its commercially reasonable efforts to obtain, from the appropriate governmental authorities, all the consents and approvals required to complete the Galil Merger, (b) obtain an injunction preventing Endocare from breaching its obligations under the Merger Agreement, and (c) obtain an injunction preventing Endocare from taking any further action to consummate the Merger with HealthTronics.

Endocare believes that the claims asserted by Galil are without merit and intends to vigorously defend against such claims.

Forward-Looking Statements

Certain statements contained in this Statement may constitute “forward-looking statements.” Endocare may also make forward-looking statements in other filings with the SEC, in materials delivered to stockholders and in press releases. In addition, Endocare’s representatives may from time to time make oral forward-looking statements. Such forward-looking statements may include statements regarding, among other things:

•	the proposed Offer and Merger, including the expected time period for closing the Offer and the Merger;

•	future financial and operating results, including cash requirements;

•	benefits and synergies of the Merger;

•	future opportunities of the combined company;

•	Endocare’s growth strategies;

•	anticipated trends in Endocare’s industry;

•	effects of regulatory developments;

•	Endocare’s financing plans;

•	Endocare’s anticipated needs for working capital; and

•	the outcome of litigation initiated in connection with the Galil Merger Agreement and its termination.

Forward-looking statements, which involve assumptions and describe Endocare’s future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under the section entitled “Risk Factors” in the Prospectus. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Statement will in fact occur. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, Endocare assumes no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated from these forward-looking statements, even if new information becomes available in the future. Statements made in connection with the Offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

Item 9.	Exhibits.

The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Letter to the Stockholders of Endocare, dated June 17, 2008.

(a)(2)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex A to this Schedule 14D-9).

(a)(3)	Joint Press Release of Endocare and HealthTronics issued on June 8, 2009 (incorporated by reference to Exhibit 99.1 of Endocare’s Current Report on Form 8-K, filed by Endocare with the SEC on June 8, 2009).

(a)(4)	Agreement and Plan of Merger among Endocare, Purchaser and HealthTronics, dated as of June 7, 2009 (incorporated by reference to Exhibit 2.1 of Endocare’s Current Report on Form 8-K filed by Endocare with the SEC on June 8, 2009).

(a)(5)	Joint Press Release of Endocare and HealthTronics issued on June 17, 2009.

(e)(1)	Tender and Voting Agreement, dated as of June 7, 2009, by and between HealthTronics and each executive offer and director of Endocare.

(e)(2)	Form of Indemnification Agreement by and between Endocare and its directors (incorporated by reference to Exhibit 10.20 to Endocare’s Annual Report on Form 10-K filed by Endocare with the SEC on March 29, 2002).

(e)(3)	Form of Indemnification Agreement by and between Endocare and its executive officers (incorporated by reference to Exhibit 10.21 to Endocare’s Form 10-K filed by Endocare with the SEC on March 29, 2002).

(e)(4)	1995 Director Option Plan (as amended and restated through March 2, 1999) (incorporated by reference to Exhibit 99.1 to Endocare’s Registration Statement on Form S-8 filed by Endocare with the SEC on June 2, 1999).

(e)(5)	1995 Stock Plan (as amended and restated through December 30, 2003) (incorporated by reference to Appendix D to Endocare’s Definitive Proxy Statement Filed on Form DEFC14A filed by Endocare with the SEC on December 3, 2003).

(e)(6)	Employment Agreement, dated as of August 11, 2004, by and between Endocare and Michael R. Rodriguez (incorporated by reference to Exhibit 99.2 to Endocare’s Current Report on Form 8-K filed by Endocare with the SEC on August 12, 2004).

(e)(7)	2004 Stock Incentive Plan (incorporated by reference to Appendix C to Endocare’s Definitive Proxy Statement on Form DEF 14A filed by Endocare with the SEC on August 6, 2004).

(e)(8)	2004 Non-Employee Director Option Program under 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.34 to Endocare’s Annual Report on Form 10-K filed by Endocare with the SEC on March 16, 2005).

(e)(9)	Form of Award Agreement Under 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.35 to Endocare’s Annual Report on Form 10-K filed by Endocare with the SEC on March 16, 2005).

(e)(10)	Employment Agreement, dated as of January 17, 2006, by and between Endocare and Clint B. Davis (incorporated by reference to Exhibit 10.1 to Endocare’s Current Report on Form 8-K filed by Endocare with the SEC on January 12, 2006).

(e)(11)	Employee Deferred Stock Unit Program, effective as of May 18, 2006 (incorporated by reference to Exhibit 10.1 to Endocare’s Current Report on Form 8-K filed by Endocare with the SEC on May 22, 2006).

Exhibit No.	Description
(e)(12)	Non-Employee Director Deferred Stock Unit Program, effective as of May 18, 2006 (incorporated by reference to Exhibit 10.2 to Endocare’s Current Report on Form 8-K filed by Endocare with the SEC on May 22, 2006).

(e)(13)	Form of Retention Agreement (incorporated by reference to Exhibit 10.1 to Endocare’s Current Report on Form 8-K filed by Endocare with the SEC on December 13, 2006).

(e)(14)	Standard Form of RSU Agreement under 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Endocare’s Current Report on Form 8-K filed by Endocare with the SEC on February 27, 2007).

(e)(15)	Summary Description of 2007 MICP (incorporated by reference to Exhibit 10.3 to Endocare’s Current Report on Form 8-K filed by Endocare with the SEC on February 27, 2007).

(e)(16)	First Amendment to Employee Deferred Stock Unit Program, dated August 6, 2007 (incorporated by reference to Exhibit 10.1 to Endocare’s Current Report on Form 8-K filed by Endocare with the SEC on August 8, 2007).

(e)(17)	First Amendment to Non-Employee Director Deferred Stock Unit Program, dated August 6, 2007 (incorporated by reference to Exhibit 10.2 to Endocare’s Current Report on Form 8-K filed by Endocare with the SEC on August 8, 2007).

(e)(18)	Non-Employee Director RSU Program (incorporated by reference to Exhibit 10.41 to Endocare’s Annual Report on Form 10-K filed by Endocare with the SEC on March 17, 2008).

(e)(19)	Form of RSU Agreement under Non-Employee Director RSU Program (incorporated by reference to Exhibit 10.42 to Endocare’s Annual Report on Form 10-K filed by Endocare with the SEC on March 17, 2008).

(e)(20)	Summary Description of 2008 MICP (incorporated by reference to Exhibit 10. to Endocare’s Current Report on Form 8-K filed by Endocare with the SEC on March 5, 2008).

(e)(21)	Customer Quote, dated as of January 9, 2006, to Advanced Medical Partners, Inc. (incorporated by reference to Exhibit 10.5 to Endocare’s Quarterly Report on Form 10-Q filed by Endocare with the SEC on August 8, 2006).

(e)(22)	Amended and Restated Endocare Services Agreement, dated as of January 9, 2006, between Endocare and Advanced Medical Partners, Inc. (incorporated by reference to Exhibit 10.6 to Endocare’s Quarterly Report on Form 10-Q filed by Endocare with the SEC on August 8, 2006).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDOCARE, INC.

By:	/s/ Michael R. Rodriguez
Name:	Michael R. Rodriguez
Title:	Senior Vice President, Finance and Chief Financial Officer

Dated:	June 17, 2009

Annex A

ENDOCARE, INC.

201 Technology Drive

Irvine, California 92618

(949) 450-5400

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This information statement (this “Information Statement”) is being mailed to stockholders of Endocare, Inc., a Delaware corporation (“Endocare”), on or about June 17, 2009, and relates to the offer by HT Acquisition, Inc., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of HealthTronics, Inc., a Georgia corporation (“HealthTronics”), for all of the issued and outstanding shares of Endocare’s common stock, par value $0.001 per share (the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by Endocare with the Securities and Exchange Commission (the “SEC”) on June 17, 2009 and mailed to Endocare’s stockholders. Unless the context indicates otherwise, references in this Information Statement to “us,” “we,” and “our” refer to Endocare.

You are receiving this Information Statement in connection with the possible election of persons designated by HealthTronics and Purchaser to at least a majority of the seats on the Board of Directors of Endocare (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of June 7, 2009, by and among HealthTronics, Purchaser and Endocare (as amended or supplemented from time to time and together with all schedules and exhibits, the “Merger Agreement”). There will be no vote or other action by stockholders of Endocare in connection with this Information Statement. Voting proxies regarding Shares are not being solicited from any stockholder in connection with this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

Pursuant to the Merger Agreement, on June 17, 2009, Purchaser commenced an offer to acquire each issued and outstanding Share in exchange for (i) $1.35 in cash, without interest (the “Cash Consideration”), or (ii) 0.7764 shares of HealthTronics common stock (the “Stock Consideration”), in each case, at the election of the holder and subject to adjustment and proration, all upon the terms and subject to the conditions set forth in HealthTronics’ preliminary prospectus, dated June 17, 2009 (the “Prospectus”), which is contained in the Registration Statement on Form S-4 filed by HealthTronics with the SEC on June 17, 2009 (the “Registration Statement”) and in the related Letter of Election and Transmittal (the “Letter of Transmittal” and together with the Prospectus and any amendments or supplements thereto, the “Offer”). The Offer was commenced by Purchaser on June 17, 2009 and expires at 5:00 p.m., New York City time, on Tuesday, July 21, 2009, unless it is extended or terminated in accordance with its terms. The Offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the Offer at least a majority of the Shares then outstanding on a fully diluted basis, as described in the Prospectus (the “Minimum Condition”).

The Merger Agreement requires us to cause HealthTronics’ designees to be elected to the Board under certain circumstances described below.

The foregoing description of the Merger Agreement and any other descriptions of the Merger Agreement contained in this Information Statement are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed with the Schedule 14D-9 as Exhibit (a)(4) and is incorporated herein by reference. The Merger Agreement is included as an exhibit to the Schedule 14D-9 to provide you with information regarding the terms of the transactions described therein and is not intended to provide any other factual information or disclosure about Endocare, HealthTronics or Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of a specific date, were solely for the benefit of the parties to such agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by disclosure schedules made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Endocare’s public disclosures. Investors are not third-party beneficiaries under the Merger Agreement and, in light of the foregoing reasons, should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Endocare, HealthTronics or Purchaser or any of their respective subsidiaries or affiliates. Information regarding Endocare is provided in Endocare’s other SEC filings, which are available at www.endocare.com and on the SEC’s website at www.sec.gov.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9.

All information contained in this Information Statement concerning HealthTronics, the Purchaser, and the HealthTronics Designees (as defined below) has been furnished to us by HealthTronics, and we assume no responsibility for the accuracy of any such information.

THE HEALTHTRONICS DESIGNEES

Subject to the terms of the Merger Agreement, promptly upon the purchase by Purchaser of Shares pursuant to the Offer and from time to time thereafter (for so long as HealthTronics or Purchaser owns such Shares), HealthTronics will be entitled to designate up to such number of directors, rounded down to the nearest whole number, but constituting at least a majority of the directors, on the Board as will give HealthTronics representation on the Board equal to the product of the number of directors on the Board (giving effect to any increase in the number of directors as described herein) and the percentage that the number of Shares beneficially owned by HealthTronics and Purchaser bears to the total number of then outstanding Shares, and Endocare is obligated to use all commercially reasonable efforts to, upon request by HealthTronics, promptly, at Endocare’s election, either increase the size of the Board or secure the resignation of such number of directors as is necessary to enable HealthTronics’ designees to be so elected or appointed to the Board and to cause HealthTronics’ designees to be so elected or appointed. At such times, Endocare will use its best efforts to cause persons designated by HealthTronics and duly elected or appointed to constitute the chairman and a majority of each committee of the Board, other than any committee of the Board, established to take action under the Merger Agreement. Notwithstanding the foregoing, Endocare is obligated to use all commercially reasonable efforts to ensure that three of the members of the Board as of the date of the Merger Agreement will remain members of the Board until the effective time of the Merger. HealthTronics is obligated to designate an adequate number of persons so that the audit committee of Endocare has at least three members, and each of the persons designated by HealthTronics to serve on the audit committee of Endocare will be an “independent director” as defined by Rule 5605(a)(2) of the Nasdaq Marketplace Rules and eligible to serve on Endocare’s audit committee under the Exchange Act and Nasdaq Marketplace Rules, and at least one of whom will be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K and the instructions thereto. If the number of directors who are members of the Board as of the date of the Merger Agreement is reduced below three prior to the effective time of the Merger, the remaining directors who are members of the Board as of the date of the Merger Agreement or their designees (or if there is only one such director, that remaining director) will be entitled to designate a person (or persons) to fill such vacancy (or vacancies).

Following the election or appointment of HealthTronics’ designees and until the effective time of the Merger, any amendment or termination of the Merger Agreement by us, any extension by us of the time for the performance of any of the obligations or other acts of HealthTronics or Purchaser thereunder, or any waiver of our rights or other action adversely affecting the rights of our stockholders (other than HealthTronics or Purchaser), will require the approval of a majority of the directors who were directors as of the date of the Merger Agreement or their designees.

HealthTronics informed Endocare that it will choose its designees for the Board at the close of the Offer from the list of persons set forth below. The following table sets forth, with respect to each individual who may be designated by HealthTronics as one of its designees, the name, age of the individual, present principal occupation and employment history during the past five years. The current business address of each person is c/o HealthTronics, Inc., 9825 Spectrum Drive, Building 3, Austin, Texas 78717, and the current business telephone number of each person is (512) 328-2892. Each occupation set forth opposite the name of a person listed below refers to a position with HealthTronics.

During the past five years, none of the persons listed below has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that went dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each such person is a citizen of the United States of America.

Name	Age	Position
James S. B. Whittenburg	37	Chief Executive Officer, President and Director
Richard A. Rusk	48	Vice President, Corporate Controller, Treasurer, Secretary and Interim Chief Financial Officer
Scott Herz	33	Vice President-Corporate Development
R. Steven Hicks	59	Director
Donny R. Jackson	60	Director
Timothy J. Lindgren	62	Director
Kenneth S. Shifrin	60	Director
Argil J. Wheelock, M.D.	61	Director

James S. B. Whittenburg. Mr. Whittenburg was appointed as President and Chief Executive Officer of HealthTronics and became a director of HealthTronics on August 13, 2007. From June 2006 until August 13, 2007, Mr. Whittenburg served as President of HealthTronics’ Urology Division, and he was HealthTronics’ acting President and Chief Executive Officer from May 2007 until August 2007. He served as President of HealthTronics’ Specialty Vehicle Manufacturing Division from December 2005 until its sale in July 2006 and was HealthTronics’ General Counsel and Senior Vice President — Development from March 2004 until June 2006. Previously Mr. Whittenburg practiced law at Akin Gump Strauss Hauer & Feld LLP, where he specialized in corporate and securities law. Mr. Whittenburg, a CPA, is licensed to practice law in Texas.

Richard A. Rusk. Mr. Rusk joined HealthTronics in August 2000 as HealthTronics’ Corporate Controller and was named Vice President in June 2002. In June 2006, Mr. Rusk was named HealthTronics’ Treasurer and in September 2006, Mr. Rusk was named HealthTronics’ Secretary. In September 2008, Mr. Rusk was named Interim Chief Financial Officer of HealthTronics. Before joining HealthTronics, Mr. Rusk, a CPA, was with KPMG LLP for approximately seventeen years, the last ten years as a senior audit manager.

Scott Herz. Mr. Herz joined HealthTronics in February 2005 in HealthTronics’ Specialty Vehicles division as Associate Vice President-Finance. In June 2006, Mr. Herz was appointed Associate Vice President — Corporate Development and in December 2007 he was appointed Vice President — Corporate Development. Prior to joining HealthTronics, Mr. Herz served as an associate investment banker at RSM Equico from 2004 to 2005. Prior to that time, Mr. Herz worked as a mechanical engineer at Colorado MEDtech, Inc. from 1999 to 2002. From 2002 to 2004, Mr. Herz obtained his MBA from Pepperdine University and also holds a BS in Mechanical Engineering from Michigan State University.

R. Steven Hicks. Mr. Hicks became HealthTronics’ Nonexecutive Chairman in March 2006. Mr. Hicks became a director of Prime Medical Services Inc. (“Prime”) in December 2002 and a director of HealthTronics’ in November 2004 upon the closing of the merger between Prime and HealthTronics. In June 2000, Mr. Hicks became Chairman of Capstar Partners, LLC, an Austin based private investment company. Previously he founded Capstar Broadcasting and served as Vice Chairman of AMFM, Inc.

Donny R. Jackson. Mr. Jackson has served as a director of HealthTronics since January 2003. Mr. Jackson is currently retired. From 2002 to November 2004, Mr. Jackson served as the Director of the Technical Services Group of InterCept, Inc., a publicly traded company that provides technology, products and services to financial institutions. Prior to this he served as: President and Chief Executive Officer of Netzee, Inc., a publicly traded company providing integrated Internet banking and e-commerce products and services to financial institutions, from 2000 to 2002; President and Chief Operating Officer of The Intercept Group, Inc., from 1996 to 2000; Chief Executive Officer of Provesa, Inc., a data processing and check imaging services company, from 1993 to 1996; Chief Executive Officer of Bank Atlanta, from 1990 to 1992 and Chief Financial Officer, from 1988 to 1990; and Audit Manager at Evans, Porter, Bryan, from 1986 to 1987; and Audit Partner at Womble, Jackson, Gunn, from 1978 to 1986.

Timothy J. Lindgren. Mr. Lindgren has served as a director of HealthTronics since January 2003. Since April 2008, Mr. Lindgren has been engaged in providing consulting services to the hospitality industry. Previously, Mr. Lindgren was a senior vice president for Hyatt Hotels & Resorts, overseeing the management and operations of 24 Hyatt hotels in 10 states, until his retirement in April 2008. Throughout his 37-year career with Hyatt, Mr. Lindgren held a variety of management positions including general manager of several Hyatt Regency hotels.

Kenneth S. Shifrin. Mr. Shifrin became Prime’s Chairman of the Board in 1989 and served as Executive Chairman until December 30, 2001. Mr. Shifrin served as Nonexecutive Chairman of Prime from December 31, 2001 until the closing of the merger between Prime and HealthTronics in November 2004. Mr. Shifrin became HealthTronics’ Nonexecutive Vice Chairman in November 2004 upon the closing of the merger. He resigned his position as Nonexecutive Vice Chairman in March 2006 and continues to serve as a member of HealthTronics’ Board of Directors. Mr. Shifrin has served in various capacities with American Physicians Service Group Inc., a publicly traded financial services and insurance management company (“AMPH”), since 1985, and is currently the chairman of the board and chief executive officer of AMPH.

Argil J. Wheelock, M.D. Dr. Wheelock served as HealthTronics’ Chairman and Chief Executive Officer from July 1996 until November 2004 when he became HealthTronics’ Nonexecutive Chairman. In October 2005, Dr. Wheelock was appointed as Executive Chairman. He resigned this position as Executive Chairman in March 2006 and continues to serve as a member of HealthTronics’ Board of Directors. Dr. Wheelock also serves as HealthTronics’ Chief Medical Advisor. Dr. Wheelock is a practicing, board-certified urologist in Chattanooga, Tennessee. While Dr. Wheelock was in practice between 1979 and 1996, he was also engaged as a consultant by various public companies.

No family relationships exist among the potential HealthTronics designees and the executive officers or directors of Endocare or such designees. Except as indicated above, as of June 17, 2009 none of the above persons is a director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

None of HealthTronics’ designees is a director of, or holds any position with, Endocare. HealthTronics has advised Endocare that, to its knowledge, except as disclosed in the Prospectus, none of its designees beneficially owns any securities (or rights to acquire any securities) of Endocare, or has been involved in any transactions with Endocare or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. None of HealthTronics’ designees is involved in a material legal proceeding where any such designee is a party adverse to Endocare or any of its subsidiaries.

It is expected that HealthTronics’ designees will be appointed to the office of director of Endocare at some time following the closing of the Offer and that, upon assuming office, HealthTronics’ designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board, and will provide that the size of the Board will be increased, unless a sufficient number of current directors resign such that, immediately following such action, the number of vacancies to be filled by HealthTronics’ designees will constitute at least a majority of the available positions on the Board.

CERTAIN INFORMATION CONCERNING ENDOCARE

As of June 8, 2009, there were 11,926,178 Shares outstanding. The Shares constitute the only class of our voting securities outstanding that is entitled to vote at a meeting of our stockholders. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS OF ENDOCARE

Directors

Information is set forth below concerning the current members of the Board.

Name	Age(1)	Position with Endocare
John R. Daniels, M.D.	71	Director
David L. Goldsmith	61	Director and Interim Chairman of the Board
Eric S. Kentor	50	Director
Thomas R. Testman(2)	72	Director

(1)	All ages are as of June 8, 2009.

(2)	The Board has determined that Mr. Testman is an “audit committee financial expert,” as defined in SEC Regulation S-K Item 407.

John R. Daniels, M.D. has served as a director since January 2004. Dr. Daniels is former chief executive officer and chairman at a number of medical technology companies, as well as an accomplished clinician and past faculty member of the Stanford University School of Medicine. From 1990 to the present, Dr. Daniels has served as an associate professor of medicine in the Division of Oncology at the University of Southern California School of Medicine. Dr. Daniels is the founder or co-founder of five start-up companies, including: Collagen Corporation, which was acquired by Inamed, a publicly-traded healthcare company; Target Therapeutics, today a division of Boston Scientific Corporation, a publicly-traded medical device company; and Balance Pharmaceuticals, a company founded in 1992 to develop and market a drug to moderate hormone levels in pre-menopausal women. Dr. Daniels is currently a director and Chairman of Balance Pharmaceuticals. From 1997 until 2002, Dr. Daniels was Chairman of Cohesion Technologies, a publicly-traded spin-off from Collagen Corporation, which developed sealing technologies for surgery. In 2003 Cohesion Technologies was acquired by Angiotech Pharmaceuticals, a publicly-traded company that develops drug-coated medical devices and drug-loaded surgical implants. Dr. Daniels holds a B.A. from Stanford University and an M.D. from the Stanford University School of Medicine.

David L. Goldsmith has served as a director since June 2005 and was named Interim Chairman of the Board in March 2009. A private investor and business consultant since 2004, Mr. Goldsmith previously served as Managing Director of RS Investment Management, an investment management firm, from 1999 to 2003. From 1981 to 1999, Mr. Goldsmith held a variety of investment management and research positions at Robertson Stephens and Company. From 1978 to 1981, Mr. Goldsmith worked with BA Investment Management, eventually becoming Associate Director of Research. Mr. Goldsmith currently serves on the board of directors of a number of privately-held companies. Mr. Goldsmith is a chartered financial analyst, and holds a B.A. from Occidental College and an M.B.A. from Columbia University Graduate School of Business.

Eric S. Kentor has served as a director since February 2005 and currently serves as Chairman of the Compensation Committee. From 2002 to the present, he has been an independent business consultant, primarily to health care technology companies. From 1995 to 2001, he was Senior Vice President, General Counsel and Corporate Secretary of MiniMed, Inc., a company engaged in the design, development, manufacture and marketing of advanced systems for the treatment of diabetes. Mr. Kentor also served as an original and permanent member of MiniMed’s Executive Management Committee. From 1994 to 1995, Mr. Kentor served as Vice President and Executive Counsel of Health Net Health Plans. From 1987 to 1994, Mr. Kentor practiced with the law firm McDermott, Will & Emery, where he was elected partner. Mr. Kentor holds a B.A. from the University of California, Los Angeles and a J.D. from UCLA School of Law.

Thomas R. Testman has served as a director since April 2003 and currently serves as Chairman of the Audit Committee. Mr. Testman is a former Managing Partner of Ernst & Young LLP where, during his tenure from 1962 to 1992, he served as Managing Partner of both Health Care Services and Management Consulting Services for the West Coast and National Practices. He also served as an area Managing Partner for the audit and tax practices. From 1993 to the present, Mr. Testman has been serving as a board member to both public and private companies. Mr. Testman recently served as a director and member of the Audit Committee of Amylin Pharmaceuticals, Inc. From 1996 to 2004, Mr. Testman served as a director of Specialty Laboratories, Inc., including serving as Chairman and as a member of the Audit Committee. He also serves or has served on the board of several privately-held companies, including serving as Chairman of Covenant Care, Inc. and Pacific Health Corporation. Mr. Testman previously was a director and Chairman of the Audit Committee of MiniMed Inc. Mr. Testman has also served on numerous professional, civic and charitable organization boards, including the Finance Council of the American Hospital Association and the Advisory Council of the California Hospital Commission. He has an M.B.A. from Trinity University and is a certified public accountant (retired).

Executive Officers

Endocare’s executive officers are as follows:

Name	Age(1)	Position with Endocare
Michael R. Rodriguez (2)	41	Senior Vice President, Finance and Chief Financial Officer
Clint B. Davis (2)	36	Senior Vice President, Legal Affairs, General Counsel and Secretary

(1)	All ages are as of June 8, 2009.

(2)	Messrs. Rodriguez and Davis were designated by our Board as co-principal executive officers on March 19, 2009, following the resignation for health reasons of Mr. Terrence Noonan from the positions of Interim Chief Executive Officer and President.

Michael R. Rodriguez has served as our Senior Vice President, Finance and Chief Financial Officer since August 2004. From January 2004 until August 2004, Mr. Rodriguez served as a consultant to Endocare, providing assistance on a variety of financial and operational projects and compliance with Section 404 of the Sarbanes-Oxley Act. Prior to joining us as a consultant, Mr. Rodriguez served as Executive Vice President and

Chief Financial Officer of Directfit, Inc., a provider of information technology staffing services, from June 2000 to November 2003. From September 1997 to June 2000, Mr. Rodriguez held a variety of positions, including Senior Vice President and Chief Financial Officer, with Tickets.com, Inc., a publicly-traded Internet-based provider of entertainment ticketing services and software. From June 1995 to September 1997, Mr. Rodriguez was Corporate Controller and Director of Finance at EDiX Corporation, a medical informatics company. Mr. Rodriguez began his career at Arthur Andersen LLP and was with that firm from 1989 to 1993. Mr. Rodriguez holds a B.S. in accounting from the University of Southern California and an M.B.A. from Stanford University. Mr. Rodriguez is a certified public accountant.

Clint B. Davis joined us in January 2006 as Senior Vice President, Legal Affairs, General Counsel and Secretary. From August 2000 to January 2006, Mr. Davis was a corporate attorney with the San Diego office of Morrison & Foerster LLP. While at Morrison & Foerster, Mr. Davis served as outside counsel to Endocare since January 2003 and represented a number of other life sciences and technology companies in a wide variety of business transactions, contractual arrangements and corporate governance matters. Prior to his employment with Morrison & Foerster, Mr. Davis was a corporate attorney with law firms in Boston and Los Angeles. Mr. Davis holds a B.A. from Rice University and a J.D. from Harvard Law School.

No family relationships exist among the Company’s executive officers or directors. No director of the Company is a director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and generally persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) reports they file. Based solely upon the copies of Section 16(a) reports which we received from such persons or written representations from them regarding their transactions in our common stock, we believe that, during the period from January 1, 2008 through December 31, 2008, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were met in a timely manner.

Financial Code of Ethics

We have adopted a financial code of ethics that applies to all of our employees. This financial code of ethics constitutes a “code of ethics,” as defined in SEC Regulation S-K Item 406(b). A copy of our current financial code of ethics is available on our website www.endocare.com under the menu item entitled “On Endocare — Corporate Governance Documents.” If we make any amendments to our financial code of ethics, other than technical, administrative or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of our financial code of ethics to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, then we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website www.endocare.com under the menu item entitled “On Endocare — Corporate Governance Documents” or in a report on Form 8-K filed with the SEC.

INFORMATION ABOUT THE BOARD

Director Independence

The Board has determined that all of its members are “independent,” as defined in the NASDAQ listing standards.

Board of Directors’ Meetings

During 2008, the Board held a total of 21 meetings, in person or telephonically. In 2008, the Board had three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. During 2008 each director attended or participated in at least 75% of the aggregate of: (i) the total number of meetings of the Board (during the period for which such director served as a director); and (ii) the total number of meetings held by all committees of the Board on which such director served (during the period for which such director served on such committees). Board members are encouraged to attend our annual meetings of stockholders. All of our directors attended our 2008 Annual Meeting of Stockholders held on May 15, 2008.

Board Committees

Nominating & Corporate Governance Committee

The Board has established the Nominating and Corporate Governance Committee to oversee the size and composition of the Board, assess the performance and effectiveness of the Board, make recommendations regarding nominees for election to the Board and establish, implement and oversee our Corporate Governance Guidelines. The Nominating and Corporate Governance Committee acts pursuant to a written charter, a copy of which is available on our website www.endocare.com under the menu item entitled “On Endocare — Corporate Governance Documents.”

Dr. Daniels and Mr. Kentor are members of the Nominating and Corporate Governance Committee. During 2008, the Nominating and Corporate Governance Committee held a total of four meetings, in person or telephonically. The Board has determined that all members of the Nominating and Corporate Governance Committee are “independent,” as defined in the NASDAQ listing standards.

The Nominating and Corporate Governance Committee will consider nominations submitted by our stockholders. The Nominating and Corporate Governance Committee evaluates candidates proposed by stockholders using the same criteria as for other candidates. Our Corporate Governance Guidelines provide that Board members are expected to possess certain core competencies, some of which may include broad experience in business, finance or administration, familiarity with national and international business matters and familiarity with our industry. In addition to having one or more of these core competencies, Board member nominees are identified and considered on the basis of knowledge, experience, integrity, diversity, leadership, reputation and ability to understand our business. The Nominating and Corporate Governance Committee also considers whether the individual has sufficient time available to devote to the work of the Board and one or more of its committees. A copy of our current Corporate Governance Guidelines is available on our website www.endocare.com under the menu item entitled “On Endocare — Corporate Governance Documents.”

Procedures for Stockholders to Make Nominations

The Bylaws set forth the procedures that stockholders must follow in order to nominate persons for election as directors. The Bylaws provide that such nominations must be made pursuant to timely notice in writing to our Secretary, at 201 Technology Drive, Irvine, California 92618. To be timely, a stockholder’s notice must be delivered to or mailed and received at such address by no later than the due date for stockholder proposals that is specified in our proxy statement released to stockholders in connection with the previous year’s annual meeting of stockholders, which date shall be not less than 120 calendar days in advance of the date of such proxy statement; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date of the previous year’s annual meeting, notice by the stockholder to be timely must be so received a reasonable time before we begin to print and mail our proxy materials.

According to the Bylaws, such stockholder’s notice must set forth:

•

as to each person, if any, whom the stockholder proposes to nominate for election or reelection as a director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of our shares that are beneficially owned by such person, (D) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including without limitation such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and

•

as to such stockholder giving notice, the following information: (A) the name and address, as they appear on our books, of such stockholder, (B) the class and number of our shares which are beneficially owned by such stockholder, and (C) any material interest of such stockholder in the election to the Board of Directors of such nominee.

Audit Committee

Our board of directors has established a standing Audit Committee to assist the Board in overseeing the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence and the performance of our internal and independent auditors. In addition, the Committee prepares the Committee report that SEC proxy rules require to be included in our annual proxy statement. The Audit Committee acts pursuant to a written charter, a copy of which is available on our website www.endocare.com under the menu item entitled “On Endocare — Corporate Governance Documents.”

During 2008, the Audit Committee held a total of 10 meetings, in person or telephonically. The current Chairman of the Audit Committee is Mr. Testman and the other current members of the Audit Committee are Messrs. Goldsmith and Kentor. Our board of directors has determined that Mr. Testman is an “audit committee financial expert,” as defined in SEC Regulation S-K Item 407. The Board has determined that all members of the Audit Committee are “independent,” as independence for audit committee members is defined in the NASDAQ listing standards.

Compensation Committee

Scope of Compensation Committee’s Authority

Our Compensation Committee is appointed by the Board primarily to assist the Board in discharging its responsibilities relating to compensation of Endocare’s executive officers. The Compensation Committee also oversees our director compensation program, with input from our Nominating and Corporate Governance Committee. Dr. Daniels and Messrs. Kentor and Goldsmith are members of the Compensation Committee. A copy of the Compensation Committee’s charter is available on our website www.endocare.com under the menu item entitled “On Endocare — Corporate Governance Documents.”

Consistent with its charter, the Compensation Committee:

•	Oversees Endocare’s overall compensation structure, policies and programs, and assesses whether Endocare’s compensation structure establishes appropriate incentives for management and employees;

•

Annually reviews Endocare’s corporate goals and objectives relevant to CEO compensation and, either as a Committee or together with the other independent directors (as directed by the Board), assesses the CEO’s compensation level based on this evaluation;

•	Annually assesses the compensation of our other executive officers;

•	Approves and administers Endocare’s incentive compensation plans and equity based-plans; and

•	Approves or recommends to the Board for approval any new equity compensation plan or any material change to an existing plan.

The charter states that the Compensation Committee shall attempt to ensure that Endocare’s compensation programs are effective in attracting, motivating and retaining key employees, reinforce business strategies and objectives for enhanced stockholder value and are administered in a fair and equitable manner consistent with established policies and guidelines.

Under the charter, the Compensation Committee may form and delegate authority to subcommittees when appropriate. From January 1, 2008 to date, the Compensation Committee has not formed any subcommittees or otherwise delegated its authority.

For additional information regarding the scope of the Compensation Committee’s authority and related matters, please see the complete text of the charter available on our website, as described above.

Compensation Committee Meetings

The Compensation Committee holds regularly scheduled meetings throughout the year and holds special meetings as necessary. During 2008, the Compensation Committee held a total of 11 meetings, in person or telephonically. The chairman of the Compensation Committee establishes the agenda for each meeting. The Compensation Committee typically meets in executive session at the end of each meeting. In addition to the meetings of the Compensation Committee, the chairman of the Compensation Committee communicates regularly with the other members of the Compensation Committee and, as necessary, other independent directors, regarding executive compensation matters.

Role of Executive Officers in Determining or Recommending Executive or Director Compensation

The Compensation Committee confers with Endocare’s CEO and other executive officers, as well as Endocare’s Vice President, Human Resources, in determining executive and director compensation. The Compensation Committee’s charter states that, as necessary or desirable, the Committee’s chairman may invite any director, officer or employee of Endocare, or other persons whose advice and counsel are sought by the Compensation Committee, to be present at meetings of the Compensation Committee, consistent with the maintenance of confidentiality of compensation discussions. The charter provides that the CEO may not be present during voting or deliberations regarding the CEO’s compensation. At the Compensation Committee’s request, the compensation consultant engaged by the Compensation Committee in 2006 met with members of Endocare’s management on several occasions to obtain their input regarding Endocare’s executive compensation programs and Endocare’s overall compensation strategy.

Role of Compensation Consultant

The Compensation Committee’s charter provides that the Committee is empowered, without the approval of the Board or management, to engage and compensate outside legal, compensation, accounting and other advisers, as it determines necessary to carry out its duties. The charter further provides that the Compensation Committee has the sole authority to retain and terminate any consultant that it uses to assist in the Compensation Committee’s evaluation of CEO or executive compensation and has the sole authority to approve that consultant’s fees and other retention terms.

Since January 1, 2006, the Compensation Committee has engaged one compensation consultant to advise the Compensation Committee, AON Consulting (“AON”).

On March 27, 2006, the Compensation Committee engaged AON to advise the Compensation Committee regarding various alternatives to enable Endocare to conserve cash and provide additional opportunities for equity ownership by permitting participants in Endocare’s Management Incentive Compensation Program (“MICP”) to elect to receive all or a portion of their target MICP incentive awards in the form of deferred stock units (“DSUs”) instead of cash. At the same time, AON provided advice regarding a similar program for non-employee directors, pursuant to which non-employee directors may elect to receive all or a portion of their retainers and meeting fees in the form of DSUs instead of cash.

On August 2, 2006, the Compensation Committee engaged AON to advise the Compensation Committee regarding Endocare’s executive compensation programs. Under its engagement letter, AON was instructed to:

•	collect and review information regarding Endocare’s current executive compensation programs;

•

conduct a comprehensive competitive market pay assessment for Endocare’s executive officers, including the positions of (i) CEO, (ii) President and Chief Operating Officer, (iii) Senior Vice President, Finance and Chief Financial Officer and (iv) Senior Vice President, Legal Affairs and General Counsel;

•

compare and contrast pay for Endocare’s executive officers with that of the competitive labor market at the 25th, 50th and 75th percentiles, utilizing AON’s proprietary Radford Surveys database of medical device companies and AON’s eComp database of publicly-traded companies as primary data sources for this project (throughout the process AON also provided data regarding the 65th percentile where reasonably feasible);

•	develop a competitive peer group of companies for the analysis based on Endocare’s scope of business, revenues and market capitalization;

•

compare all major forms of compensation including salary, annual incentives and long-term incentives, assessing the present value of the long-term incentive portion by converting all grant forms to cash equivalent values; and

•	review and comment on Endocare’s current compensation programs and practices for executive officers.

In performing these services, the representative of AON assigned to Endocare participated in several meetings of the Compensation Committee. In addition, at the Compensation Committee’s request, the AON representative met with members of Endocare’s management on several occasions to obtain their input regarding Endocare’s executive compensation programs and Endocare’s overall compensation strategy. The Compensation Committee utilized the information and input provided by AON in making compensation decisions relating to 2007.

The Compensation Committee decided not to utilize a compensation consultant in connection with compensation decisions relating to 2008, given the recent advice and information by provided by AON and given the fact that Endocare’s compensation peer group has been reduced in size, making it easier for Endocare to gather and analyze the data without the expense of engaging a compensation consultant.

Membership of Compensation Committee

The membership of the Compensation Committee has changed during the past three years. From September 9, 2004 until June 22, 2005 (the date of Endocare’s 2005 Annual Meeting of Stockholders), the Compensation Committee consisted of Terrence A. Noonan and Michael J. Strauss, M.D. On and after June 22, 2005, the Compensation Committee consisted of John R. Daniels, M.D., Eric S. Kentor and Michael J. Strauss, M.D. Dr. Strauss did not stand for reelection in 2006 and therefore ceased to serve as a director of Endocare effective May 18, 2006 (the date of Endocare’s 2006 Annual Meeting of Stockholders). He was replaced on the Compensation Committee by David L. Goldsmith, effective May 18, 2006. From May 18, 2006 to the present, the Compensation Committee has consisted of Dr. Daniels and Messrs. Kentor and Goldsmith.

Compensation Committee Interlocks, Insider Participation and Independence

None of the members of the Compensation Committee (Dr. Daniels and Messrs. Kentor and Goldsmith):

•	has ever been an officer or employee of Endocare;

•	is or was a participant in a “related party” transaction for purposes of Item 404 of Regulation S-K from January 1, 2008 to the present; or

•	is an executive officer of another entity, at which one of our executive officers serves on the board of directors.

There are no Compensation Committee interlocks between Endocare and other entities involving Endocare’s executive officers and directors. The Board has determined that all members of the Compensation Committee are “independent,” as defined in the NASDAQ listing standards.

Communications with the Board

The Board recommends that stockholders initiate any communications with the Board in writing and send them in care of Clint B. Davis, Senior Vice President, Legal Affairs, General Counsel and Secretary, at 201 Technology Drive, Irvine, California 92618. This centralized process will assist the Board in reviewing and responding to stockholder communications in an appropriate manner. The name of any specific intended Board recipient should be noted in the communication. The Board has instructed our Secretary to forward such correspondence only to the intended recipients; however, the Board has also instructed our Secretary, prior to forwarding any correspondence, to review such correspondence and, in his or her discretion, not to forward certain items if they are deemed of a commercial or frivolous nature or otherwise inappropriate for the Board’s consideration. In such cases, some of that correspondence may be forwarded elsewhere in Endocare for review and possible response.

2008 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)		Option Awards ($)		Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
(a)	(b)	(c)	(d)	(e)		(f)		(g)		(h)		(i)
Terrence A. Noonan,	2008	$61,538	None	None		$25,233	(3)	None		$100	(4)	$86,871
Former Interim CEO & President(2)	2007	None	None	None		None		None		None		None
Michael R. Rodriguez,	2008	$230,196	None	$12,500	(5)	$92,193	(6)	$40,514	(11)	$13,494	(12)	$388,897
SVP, Finance & CFO	2007	$223,445	None	$90,875	(8)	$121,450	(9)	$110,830	(13)	$11,535	(12)	$558,135
Clint B. Davis,	2008	$244,843	None	$12,500	(5)	$151,194	(6)	$43,092	(14)	$10,798	(15)	$462,427
SVP, Legal Affairs & General Counsel	2007	$238,000	None	$88,160	(8)	$117,733	(9)	$118,048	(16)	$9,071	(15)	$571,012
Craig T. Davenport,	2008	$358,744	None	None		$95,851	(6)	None		$8,729	(7)	$463,324
Former CEO & President(2)	2007	$390,000	None	$476,923	(8)	$1,204,707	(9)	$411,060	(10)	$11,979	(7)	$2,494,669

(1)	Amounts earned under our 2008 MICP and our 2007 MICP are reported under column (g), Non-Equity Incentive Plan Compensation.

(2)	Mr. Noonan was appointed as our Interim Chief Executive Officer and Interim President on October 2, 2008, following Mr. Davenport’s resignation as our Chief Executive Officer, President and Chairman on September 30, 2008. On March 19, 2009 Mr. Noonan resigned from the positions of Interim Chief Executive Officer and Interim President for health reasons. The information in this table for Mr. Noonan relates to compensation he received in his capacity as Interim Chief Executive Officer and Interim President. For information regarding Mr. Noonan’s compensation as a non-employee director prior to his appointment as Interim Chief Executive Officer and Interim President see the 2008 Director Compensation table below.

(3)	Represents the aggregate expense under SFAS No. 123R recognized by Endocare for 2008 with respect to the stock options granted to Mr. Noonan on October 2, 2008. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements for the year ended December 31, 2008, which are included in the Annual Report on Form 10-K that we filed with the SEC on March 30, 2009.

(4)	Represents the value of our contributions on behalf of Mr. Noonan under our accidental death and disability, long-term disability and group term life insurance plans.

(5)	Represents the aggregate expense under SFAS No. 123R recognized by Endocare for 2008 with respect to the RSUs held by the respective executive officer. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements for the year ended December 31, 2008, which are included in the Annual Report on Form 10-K that we filed with the SEC on March 30, 2009.

(6)	Represents the aggregate expense under SFAS No. 123R recognized by Endocare for 2008 as a result of option awards held by the applicable executive officer, disregarding estimated forfeitures. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements for the year ended December 31, 2008, which are included in the Annual Report on Form 10-K that we filed with the SEC on March 30, 2009.

(7)	Represents the value of our contributions on behalf of Mr. Davenport under our medical, dental, accidental death and disability, long-term disability and group term life insurance plans.

(8)	Represents the aggregate expense under SFAS No. 123R recognized by Endocare for 2007 with respect to (i) the RSUs granted to the respective executive officer on February 23, 2007 ($443,773 for Mr. Davenport, $86,400 for Mr. Rodriguez and $69,120 for Mr. Davis) and (ii) the 20% “premium percentage” applicable to the DSU awards made to the applicable executive officer under the Employee DSU Program as a result of the executive officer’s election to receive all or a portion of his target incentive payment under the 2007 MICP in the form of DSUs instead of cash ($33,150 for Mr. Davenport, $4,475 for Mr. Rodriguez and $19,040 for Mr. Davis). For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements for the year ended December 31, 2008, which are included in the Annual Report on Form 10-K that we filed with the SEC on March 30, 2009.

(9)	Represents the aggregate expense under SFAS No. 123R recognized by Endocare in 2007 as a result of option awards held by the applicable executive officer, disregarding estimated forfeitures. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements for the year ended December 31, 2008, which are included in the Annual Report on Form 10-K that we filed with the SEC on March 30, 2009.

(10)	Includes $245,310 in cash incentive compensation earned during 2007 under our 2007 MICP. Also includes $165,750 representing the aggregate expense under SFAS No. 123R recognized by Endocare for 2007 as a result of Mr. Davenport’s election to receive 50% of his target incentive payment under our 2007 MICP in the form of DSUs under our Employee DSU Program. The 20% “premium percentage” applicable to the DSUs is included in this table under column (e), Stock Awards. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements for the year ended December 31, 2008, which are included in the Annual Report on Form 10-K that we filed with the SEC on March 30, 2009.

(11)	Consists of cash incentive compensation earned during 2008 under our 2008 MICP, based on the aggregate achievement percentage of 44%.

(12)	Represents the value of our contributions on behalf of Mr. Rodriguez under our medical, dental, accidental death and disability, long-term disability and group term life insurance plans.

(13)	Includes $88,453 in cash incentive compensation earned during 2007 under our 2007 MICP. Also includes $22,377 representing the aggregate expense under SFAS No. 123R recognized by Endocare for 2007 as a result of Mr. Rodriguez’s election to receive 25% of his target incentive payment under our 2007 MICP in the form of DSUs under our Employee DSU Program. The 20% “premium percentage” applicable to the DSUs is included in this table under column (e), Stock Awards. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements for the year ended December 31, 2008, which are included in the Annual Report on Form 10-K that we filed with the SEC on March 30, 2009.

(14)

Represents the aggregate expense under SFAS No. 123R recognized by Endocare for 2008 as a result of Mr. Davis’ election to receive 100% of his target incentive payment under our 2008 MICP in the form of DSUs under our Employee DSU Program. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements for the year ended December 31, 2008, which are included in the Annual Report on Form 10-K that we filed with the SEC on March 30, 2009.

(15)	Amount consists of (i) $10,798 for 2008 and $6,210 for 2007, representing the value of our contributions on behalf of Mr. Davis under our medical, dental, accidental death and disability, long-term disability and group term life insurance plans, and (ii) $2,861 for 2007 in accrued paid time off that we permitted Mr. Davis to cash out and donate to the families of current or former employees in need, consistent with our policy of permitting employees to cash out and donate accrued paid time off in certain circumstances.

(16)	Includes $22,848 in cash incentive compensation earned during 2007 under our 2007 MICP. Also includes $95,200 representing the aggregate expense under SFAS No. 123R recognized by Endocare for 2007 as a result of Mr. Davis’ election to receive 100% of his target incentive payment under our 2007 MICP in the form of DSUs under our Employee DSU Program. The 20% “premium percentage” applicable to the DSUs is included in this table under column (e), Stock Awards. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements for the year ended December 31, 2008, which are included in the Annual Report on Form 10-K that we filed with the SEC on March 30, 2009.

Explanatory Information Relating to 2008 Summary Compensation Table

Please note the following points in connection with the information in the 2008 Summary Compensation Table:

•

All stock options held by Mr. Davenport on September 30, 2008, when he resigned from his positions with Endocare, expired three months after his resignation without being exercised. All restricted stock units (“RSUs”) held by Mr. Davenport on September 30, 2008 were forfeited as a result of his resignation.

•

As compensation for Mr. Noonan’s service as Interim Chief Executive Officer and Interim President, Endocare agreed to pay Mr. Noonan a retainer of $25,000 per month. In addition, Mr. Noonan was granted 50,000 stock options on October 2, 2008, with an exercise price equal to the closing price of our common stock on that date. These options vested in equal monthly installments over the first five months of Mr. Noonan’s service.

•

Endocare entered into employment agreements with Messrs. Rodriguez and Davis in connection with the commencement of their employment in August 2004 and January 2006, respectively. Pursuant to these agreements, each of Messrs. Rodriguez and Davis is entitled to a certain amount of base salary. This amount was determined based on our assessment of the executive officer’s skill set and experience and the market value of that skill set and experience, based on competitive market data, at the time that Endocare entered into the respective employment agreement. Each year, Endocare considers whether to adjust the base salaries of senior management, including the executive officers, in order to reward individual performance, keep pace with cost of living increases and respond to competitive considerations.

•

The employment agreements between Messrs. Rodriguez and Davis also provide for certain compensation in the case of termination or a change in control of Endocare, as described below under “Potential Payments Upon Termination or Change in Control.”

•

On October 8, 2008, our Compensation Committee approved the following compensation items relative to Messrs. Rodriguez and Davis: each of Messrs. Rodriguez and Davis was granted $25,000 worth of RSUs, based on the October 8, 2008 closing price of our common stock. These RSUs vested on April 1, 2009; and each of Messrs. Rodriguez and Davis was granted a cash retention amount equal to four months of his base salary, based on his base salary in effect on October 8, 2008. This cash retention amount was earned by Messrs. Rodriguez and Davis based on continued employment through April 1, 2009. Payment of this cash retention amount has been deferred to conserve cash. It is expected that payment will be made in June 2009 or in the quarter ending September 30, 2009.

The following table provides information about equity and non-equity awards granted to the Named Executive Officers in 2008.

Outstanding Equity Awards at 2008 Fiscal Year-End

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercis- able	Number of Securities Underlying Unexercised Options (#) Unexercis- able	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Terrence A. Noonan(1)	6,667	—	—	$12.45	9/30/2013	—	—	—	—
Terrence A. Noonan(2)	6,667	—	—	$7.08	1/10/2015	—	—	—	—
Terrence A. Noonan(3)	6,667	—	—	$9.12	1/10/2016	—	—	—	—
Terrence A. Noonan(4)	6,667	—	—	$4.95	1/10/2017	—	—	—	—
Terrence A. Noonan(5)	—	—	—	—	—	2,060	$824	—	—
Terrence A. Noonan(6)	—	—	—	—	—	7,142	$2,857	—	—
Terrence A. Noonan(7)	20,000	30,000	—	$1.33	10/2/2018	—	—	—	—
Michael R. Rodriguez(8)	91,667	—	—	$6.45	8/18/2014	—	—	—	—
Michael R. Rodriguez(9)	11,805	4,862	—	$9.93	2/23/2016	—	—	—	—
Michael R. Rodriguez(10)	—	—	—	—	—	—	—	50,000	$20,000
Michael R. Rodriguez(11)	—	—	—	—	—	18,248	$7,299	—	—
Clint B. Davis (12)	60,763	22,570	—	$9.90	1/17/2016	—	—	—	—
Clint B. Davis (13)	—	—	—	—	—	—	—	40,000	$16,000
Clint B. Davis (14)	—	—	—	—	—	—	—	13,991	$5,596
Clint B. Davis (11)	—	—	—	—	—	18,248	$7,299	—	—

Note:	All market values in the table above are based on the closing price of our common stock on December 31, 2008, which was $0.40.

(1)	These stock options vested as to 50% of the shares on September 30, 2004 and as to the remaining shares on September 30, 2005. These stock options were granted to Mr. Noonan in connection with his original appointment as a non-employee director.

(2)	These stock options vested as to 100% of the shares on January 10, 2006. These stock options were granted to Mr. Noonan while he was serving as a non-employee director.

(3)	These stock options vested as to 100% of the shares on January 10, 2007. These stock options were granted to Mr. Noonan while he was serving as a non-employee director.

(4)	These stock options vested as to 100% of the shares on January 10, 2008. These stock options were granted to Mr. Noonan while he was serving as a non-employee director.

(5)	These stock awards consist of RSUs that vested on January 10, 2009. These RSUs were granted to Mr. Noonan while he was serving as a non-employee director.

(6)	These stock awards consist of RSUs that will vest on May 15, 2009. These RSUs were granted to Mr. Noonan while he was serving as a non-employee director.

(7)	These stock options vest in five equal monthly installments on November 2, 2008, December 2, 2008, January 2, 2009, February 2, 2009 and March 2, 2009, with vesting accelerated if Endocare appoints a new Chief Executive Officer before March 2, 2009 and Mr. Noonan remains employed by Endocare until such appointment. These RSU were granted to Mr. Noonan in connection with his appointment as Interim Chief Executive Officer and Interim President on October 2, 2008.

(8)	These stock options vested as to 25% of the shares on August 18, 2005 and vested ratably on a monthly basis thereafter based on continued employment through August 18, 2008.

(9)	These stock options vested as to 25% of the shares on February 23, 2007 and vest ratably on a monthly basis thereafter based on continued employment through February 23, 2010.

(10)	These stock awards consist of RSUs that vest only if Endocare achieves specific profitability goals over the 2007-2009 period.

(11)	These stock awards consist of RSUs that vested on April 1, 2009 subject to continued employment through that date.

(12)	These stock options vested as to 25% of the shares on January 17, 2007 and vest ratably on a monthly basis thereafter based on continued employment through January 17, 2010.

(13)	These stock awards consist of RSUs that vest only if Endocare achieves specific profitability goals over the 2007-2009 period.

(14)	These stock awards consist of DSUs elected in lieu of cash under the Employee DSU Program and 2008 MICP. 44% of these DSUs became vested in the first quarter of 2009 based on performance under the 2008 MICP.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following section provides information regarding the severance and vesting acceleration provisions applicable to Messrs. Rodriguez and Davis under their employment agreements and the terms of their equity compensation awards.

The default provision under Endocare’s 1995 Stock Plan was “single-trigger” vesting acceleration. In adopting a new equity compensation plan for Endocare in 2004, “double-trigger” vesting acceleration was selected as the default provision for the 2004 Stock Incentive Plan. “Single-trigger” vesting acceleration means that vesting acceleration is triggered automatically by the occurrence of a change in control of Endocare (such as a merger or acquisition involving a change in control). “Double-trigger” vesting acceleration means that vesting acceleration is triggered only if the employee’s employment terminates in certain circumstances in connection with or following a change in control of Endocare. Therefore, unless specifically provided otherwise in the relevant stock option agreements, stock options granted under the 1995 Stock Plan have “single-trigger” vesting acceleration and stock options granted under the 2004 Stock Incentive Plan have “double-trigger” vesting acceleration. The 2004 Stock Incentive Plan’s “double-trigger” provision applies if the employee’s employment is terminated without cause within 12 months after the change in control. For these purposes, the definition of “cause” is the same definition as is contained in the respective employee’s employment agreement, if the employee has an employment agreement, otherwise the definition means the employee’s: (i) performance of any act or failure to perform any act in bad faith and to the detriment of Endocare or a related entity; (ii) dishonesty, intentional misconduct or material breach of any agreement with Endocare or a related entity; or (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person.

Consummation of the Offer will result in a change in control for purposes of the 1995 Stock Plan and the 2004 Stock Incentive Plan.

Termination and Change-in-Control Provisions Applicable to Mr. Rodriguez

Under his employment agreement, if Endocare terminates Mr. Rodriguez’s employment other than for cause (as defined in the agreement) or if Mr. Rodriguez terminates his employment for good reason (as defined in the agreement), then, during the 12-month period immediately following the date of Mr. Rodriguez’s termination, Endocare will continue to pay to Mr. Rodriguez his base salary and make available to Mr. Rodriguez the benefits made generally available by Endocare to its employees.

Under his employment agreement, Mr. Rodriguez’s right to receive these post-termination benefits is contingent on his signing a general release of claims against Endocare and his compliance with his ongoing obligations to Endocare, including:

•	Mr. Rodriguez is required to perform any and all acts requested by Endocare to ensure the orderly and efficient transition of his duties;

•

for a period of two years after the date of the termination of his employment, Mr. Rodriguez is prohibited (for himself or for any third party) from diverting or attempting to divert from Endocare any business, employee, consultant, customer, vendor or service provider, through solicitation or otherwise, or otherwise interfering with Endocare’s business or Endocare’s relationships with its employees, consultants, customers, vendors and service providers; and

•	Mr. Rodriguez is required to comply with his obligations under any other agreements with Endocare, including his agreement relating to protection of Endocare’s confidential information.

Upon the commencement of his employment, Mr. Rodriguez received options to purchase an aggregate of 91,667 Shares. These options were granted under Endocare’s 1995 Stock Plan. As described above, the default provision under the 1995 Stock Plan is “single-trigger” vesting acceleration. The option agreement governing this option grant incorporates the “single-trigger” default provision under the 1995 Stock Plan.

On February 23, 2006, Mr. Rodriguez was granted an additional option to purchase 16,667 Shares. This option was granted under Endocare’s 2004 Stock Incentive Plan, however, this option is subject to “single-trigger” vesting acceleration.

On February 23, 2007, Mr. Rodriguez was granted 50,000 RSUs. The RSUs were granted under Endocare’s 2004 Stock Incentive Plan and use the standard “double-trigger” vesting acceleration under the 2004 Stock Incentive Plan.

On October 8, 2008, Mr. Rodriguez was granted 18,248 RSUs. The RSUs were granted under Endocare’s 2004 Stock Incentive Plan and use the standard “double-trigger” vesting acceleration under the 2004 Stock Incentive Plan.

The table below reflects the estimated amounts of payments and other benefits Mr. Rodriguez would be entitled to receive upon termination or change in control in each situation assuming that the event occurred on December 31, 2008 and based on our closing stock price as of that date of $0.40 per share. Actual payments made under Mr. Rodriguez’s employment agreement at any future date would likely vary, depending in part on the market price of our common stock. The table does not reflect any compensation adjustments or awards made in 2009.

	Payments and Benefits Upon Termination by Endocare Without Cause or by the Employee with Good Reason (Other than in Connection with Change in Control)		Change in Control Payments and Benefits (“Single-Trigger”) (1)		Payments and Benefits for Change in Control Followed by Termination (“Double-Trigger”)(1)
Severance	$230,476	(2)	None		$230,476	(2)
Bonus	None		None		None
Early vesting of stock options	None		None	(3)	None	(3)
Early vesting of RSUs	None		None		$27,299	(4)
Benefits	$13,000	(5)	None		$13,000	(5)
Totals	$243,476		None		$270,775

(1)	See above for a description of the “single-trigger” and “double-trigger” provisions to which Mr. Rodriguez is subject.

(2)	The severance is paid in the form of salary continuation during the 12 months following termination.

(3)	On December 31, 2008, the closing price of Endocare’s common stock ($0.40) was lower than the exercise price of any of Mr. Rodriguez’s stock options.

(4)	Amount reflects the 68,248 RSUs held by Mr. Rodriguez, multiplied by $0.40, which was the closing price of Endocare’s common stock on December 31, 2008.

(5)	Estimated costs of continuing to provide Mr. Rodriguez with the benefits generally made available to our employees for one year.

Termination and Change-in-Control Provisions Applicable to Mr. Davis

Mr. Davis’ employment agreement contains severance provisions (including definitions of “cause” and “good reason”) that mirror those contained in Mr. Rodriguez’s employment agreement, as described above.

Under his employment agreement, Mr. Davis’ right to receive post-termination benefits is contingent on his signing a general release of claims against Endocare and his compliance with his ongoing obligations to Endocare, including:

•	Mr. Davis is required to perform any and all acts requested by Endocare to ensure the orderly and efficient transition of his duties;

•

for a period of two years after the date of the termination of his employment, Mr. Davis is prohibited (for himself or for any third party) from diverting or attempting to divert from Endocare any business, employee, consultant, customer, vendor or service provider, through solicitation or otherwise, or otherwise interfering with Endocare’s business or Endocare’s relationships with its employees, consultants, customers, vendors and service providers; and

•	Mr. Davis is required to comply with his obligations under any other agreements with Endocare, including his agreement relating to protection of Endocare’s confidential information.

Upon the commencement of his employment, Mr. Davis received options to purchase an aggregate of 83,333 Shares. These options were granted under Endocare’s 2004 Stock Incentive Plan, however, this option is subject to “single-trigger” vesting acceleration.

On February 23, 2007, Mr. Davis was granted 40,000 RSUs. The RSUs were granted under Endocare’s 2004 Stock Incentive Plan and use the standard “double-trigger” vesting acceleration under the 2004 Stock Incentive Plan.

On October 8, 2008, Mr. Davis was granted 18,248 RSUs. The RSUs were granted under Endocare’s 2004 Stock Incentive Plan and use the standard “double-trigger” vesting acceleration under the 2004 Stock Incentive Plan.

The table below reflects the estimated amounts of payments and other benefits Mr. Davis would be entitled to receive upon termination or change in control in each situation assuming that the event occurred on December 31, 2008 and based on our closing stock price as of that date of $0.40 per share. Actual payments made under Mr. Davis’ employment agreement at any future date would likely vary, depending in part on the market price of our common stock. The table does not reflect any compensation adjustments or awards made in 2009.

	Payments and Benefits Upon Termination by Endocare Without Cause or by the Employee with Good Reason (Other than in Connection with Change in Control)		Change in Control Payments and Benefits (“Single-Trigger”)(1)		Payments and Benefits for Change in Control Followed by Termination (“Double-Trigger”)(1)
Severance	$245,140	(2)	None		$245,140	(2)
Bonus	None		None		None
Early vesting of stock options	None		None	(3)	None	(3)
Early vesting of RSUs	None		None		$23,299	(4)
Benefits	$11,000	(5)	None		$11,000	(5)
Totals	$256,140		None		$279,439

(1)	See above for a description of the “single-trigger” and “double-trigger” provisions to which Mr. Davis is subject.

(2)	The severance is paid in the form of salary continuation during the 12 months following termination.

(3)	On December 31, 2008, the closing price of Endocare’s common stock ($0.40) was lower than the exercise price of any of Mr. Davis’ stock options.

(4)	Amount reflects the 58,248 RSUs held by Mr. Davis, multiplied by $0.40, which was the closing price per share of Endocare’s common stock on December 31, 2008.

(5)	Estimated costs of continuing to provide Mr. Davis with the benefits generally made available to our employees for one year.

Compensation of Directors

Outside Director Compensation Policy

2008 Director Compensation

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)		Option Awards ($)	Total ($)
(a)	(b)		(c)		(d)	(e)
John R. Daniels, M.D.	$51,500	(2)	$37,958	(3)	None	$89,458
David L. Goldsmith	$91,500	(2)	$37,958	(3)	None	$129,458
Eric S. Kentor	$67,500	(2)	$37,958	(3)	None	$105,458
Terrence A. Noonan(1)	$59,500	(2)	$37,958	(3)	None	$97,458
Thomas R. Testman	$62,500	(2)	$37,958	(3)	None	$100,458

(1)	This table reflects compensation paid to Mr. Noonan in his capacity as director during 2008, prior to his appointment as Interim Chief Executive Officer and Interim President on October 2, 2008.

(2)	All of our non-employee directors elected to receive 100% of their retainers and meeting fees earned in 2008 in the form of DSUs rather than cash, pursuant to our Non-Employee Director DSU Program described below. The ultimate value of the DSUs depends on the market price of Endocare’s common stock on the payout date selected by each director, in accordance with the terms of the Non-Employee Director DSU Program.

(3)	Represents the aggregate expense under SFAS No. 123R recognized by Endocare for 2008 with respect to RSUs held by the applicable director, disregarding estimated forfeitures. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements included for the year ended December 31, 2008, which are included in the Annual Report on Form 10-K that we filed with the SEC on March 30, 2009. The RSU grants were made on January 10, 2008 and May 15, 2008 pursuant to our Non-Employee Director RSU Program under our 2004 Stock Incentive Plan.

As of December 31, 2008, the outstanding equity awards held by our non-employee directors were as follows: Dr. Daniels held 26,668 stock options (all of which were vested), 9,203 RSUs (none of which were vested) and 27,226 DSUs; Mr. Goldsmith held 23,334 stock options (all of which were vested), 9,203 RSUs (none of which were vested) and 33,426 DSUs; Mr. Kentor held 23,334 stock options (all of which were vested), 9,203 RSUs (none of which were vested) and 32,688 DSUs; and Mr. Testman held 28,335 stock options (all of which were vested), 9,203 RSUs (none of which were vested) and 31,828 DSUs. All DSUs granted under our Non-Employee Director DSU Program are fully vested upon grant.

Retainers

Each of our non-employee directors receives an annual retainer of $25,000 for his service as a director. The Lead Independent Director receives an additional annual retainer of $15,000, the Chairman of the Audit Committee receives an additional annual retainer of $12,500, the Chairman of the Compensation Committee receives an additional annual retainer of $7,500, the Chairman of the Nominating and Corporate Governance Committee receives an additional annual retainer of $7,500 and each member of the Audit Committee receives an additional annual retainer of $2,500. The additional annual retainers are cumulative for any director who serves in multiple capacities for which such director is entitled to more than one additional annual retainer (for example, because the Lead Independent Director also serves as Chairman of the Nominating and Corporate Governance Committee and currently is a member of the Audit Committee, he is entitled to receive an aggregate annual retainer of $50,000, equal to the base annual retainer of $25,000 plus an aggregate additional annual retainer of $25,000). All annual retainers are paid quarterly in arrears. For the quarters ended September 30, 2006 and December 31, 2006, the years ended December 31, 2007 and 2008, all of our non-employee directors elected to receive 100% of their retainers in the form of DSUs rather than cash, pursuant to our Non-Employee Director DSU Program described below.

In addition to the standard retainers described above, our Board may approve special retainers from time to time. For example, Mr. Goldsmith received a retainer of $25,000 for his service in 2008 as chairman of the Special Committee established by the Board relating to the Galil Merger and the Galil Financing.

Meeting Fees

Each non-employee director also receives $1,000 for each in person meeting of our board of directors or any committee thereof that he attends and an additional payment of $500 for each telephonic meeting of the Board or any committee thereof in which he participates. The meeting fees apply to meetings of the Board, the Board’s three standing committees (i.e., Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee) and any special committees established by the Board. For the quarters ended September 30, 2006 and December 31, 2006 and the years ended December 31, 2008, all of our non-employee directors elected to receive 100% of their meeting fees in the form of DSUs rather than cash, pursuant to our Non-Employee Director DSU Program described below.

Non-Employee Director DSU Program

On May 18, 2006, our board of directors adopted a Non-Employee Director DSU Program. The purposes of the program are to: (i) enable us to conserve cash that otherwise would be used to pay retainers and meeting fees to our non-employee directors; and (ii) enable non-employee directors to obtain equity on a tax-deferred basis. In addition, the Non-Employee Director DSU Program further aligns participants’ interests with those of our other stockholders.

Elections to participate in the program are made on an annual basis. A participating director receives a percentage (minimum of 25% and maximum of 100%) of the director’s retainers and meeting fees for the relevant year in the form of DSUs. Participating directors select the percentage at the time of electing to participate in the program for the relevant year. For 2006, the election deadline was June 17, 2006. Elections made for 2006 applied to retainers and meeting fees earned in the final two quarters of 2006. The election deadline applicable to 2007 and subsequent years is December 31 of the immediately preceding year.

Each DSU represents the right to receive one share of our common stock in the future on the DSU “payout date,” as described below.

On the fifth trading day of each calendar quarter, each participating director is granted fully vested DSUs equal in value to the amount of retainers and meeting fees earned for the immediately preceding quarter, based on the closing stock price on the date of grant.

Ultimately, each director’s DSUs will be “paid out” to the director through the issuance to the director of a corresponding number of shares of our common stock. At the time of making an annual election to participate in the program, the director selects as the “payout date” one of the following three options: (i) a predetermined date at least two years after the applicable election deadline (the date is specified by the director in the director’s election form); (ii) the termination of the director’s service with Endocare; or (iii) the earlier of (i) or (ii); provided, however, that if the termination of the director’s service occurs earlier than two years after the applicable election deadline, then any issuance of shares that would otherwise be triggered by such termination will be deferred until the date that is two years after the applicable election deadline. In any event, the “payout date” is accelerated in the case of a change of control of Endocare or the director’s death. The director may elect to have a portion (up to 50%) of his DSUs settled in cash (rather than stock) to enable the director to pay taxes resulting from the share issuance.

For the quarters ended September 30, 2006 and December 31, 2006, and the years ended December 31, 2007 and 2008, all of our non-employee directors elected to receive 100% of their retainers and meeting fees in the form of DSUs rather than cash.

A copy of the Non-Employee Director DSU Program is attached as Exhibit 10.2 to the Current Report on Form 8-K that we filed with the SEC on May 22, 2006.

In order to satisfy certain regulatory requirements in preparation for the planned listing of our common stock on The Nasdaq Capital Market, on August 6, 2007 we amended the Non-Employee Director DSU Program to impose a maximum 10-year term for the program (from the original adoption date, which was May 18, 2006) and establish a maximum number of shares that may be issued under the program, which is 400,000 shares. As of December 31, 2008, 165,982 DSUs were outstanding under the program.

Expense Reimbursement

Directors are reimbursed for reasonable expenses incurred in connection with serving as directors.

2004 Non-Employee Director Option Program

Each non-employee director also has participated in our 2004 Non-Employee Director Option Program (the “Director Option Program”). The Director Option Program was adopted by our board of directors in July 2004 as part of our 2004 Stock Incentive Plan, and became effective upon approval of the 2004 Stock Incentive Plan by our stockholders at the Annual Meeting of the Stockholders held September 10, 2004. The Director Option Program is subject to the terms and conditions of the 2004 Stock Incentive Plan. Under the Director Option Program, non-employee directors received a stock option grant of 6,667 shares on January 10 of each year beginning in 2005. In addition, each non-employee director first elected or appointed to the Board after stockholder approval of the 2004 Stock Incentive Plan received a stock option grant of 10,000 shares on the first trading day after such non-employee director was first elected or appointed to the Board. All of the options granted to non-employee directors under the Director Option Program were granted at an exercise price equal to the fair market value of the common stock on the date the options were granted. A copy of the Director Option Program is attached as Exhibit 10.34 to the Annual Report on Form 10-K that we filed with the SEC on March 16, 2005. On December 20, 2007, the Board, at the recommendation of the Compensation Committee, terminated the Director Option Program and adopted the Non-Employee Director RSU Program described below.

Non-Employee Director RSU Program

On December 20, 2007, the Board, at the recommendation of the Compensation Committee, adopted a Non-Employee Director RSU Program (the “Director RSU Program”) under our 2004 Stock Incentive Plan. The Director RSU Program replaced the Director Option Program described above. The Director RSU Program is subject to the terms and conditions of the 2004 Stock Incentive Plan. Under the Director RSU Program, each non-employee director initially elected or initially appointed to the Board after the effective date of the Director RSU Program will be granted $60,000 worth of RSUs on the first trading day after he or she joins the Board. In addition, each non-employee director who is reelected to the Board receives a grant of $40,000 worth of RSUs on the date of each annual meeting of stockholders at which he or she is reelected. No reelection grant is made to any director who has not served on the Board for at least six months prior to the reelection. To address the fact that there is a period of time between Endocare’s prior annual director equity grant date of January 10 and the date of the 2008 Annual Meeting, on January 10, 2008 each non-employee director was granted $13,333 worth of RSUs. All RSUs granted under the Director RSU Program are valued based on the closing price of our common stock on the grant date. Copies of the Director RSU Program and the form Director RSU Agreement are attached as Exhibits 10.41 and 10.42, respectively, to the Annual Report on Form 10-K that we filed with the SEC on March 17, 2008.

Equity Compensation Plans Not Approved by Security Holders

2002 Supplemental Stock Plan

Under our 2002 Supplemental Stock Plan, employees, consultants and outside directors could be granted options to purchase shares of our common stock. The maximum aggregate number of shares of our common stock that could be issued upon the exercise of options under the 2002 Supplemental Stock Plan is 145,000 shares. The 2002 Supplemental Stock Plan became effective on June 25, 2002. All options granted under the 2002 Supplemental Stock Plan become fully exercisable and each optionee has the right to exercise any unexpired options immediately prior to the occurrence of certain extraordinary events, such as a sale of all or substantially all of our assets, a merger in which we do not survive or the acquisition by any person or group of beneficial ownership of more than 50% of our common stock. The Board terminated the 2002 Supplemental Stock Plan on February 22, 2007. As a result, no additional options may be granted under the 2002 Supplemental Stock Plan, but options outstanding on the date of termination of the 2002 Supplemental Stock Plan remain outstanding in accordance with their terms.

Deferred Stock Unit Programs

The Employee Deferred Stock Unit Program and the Non-Employee Director Deferred Stock Unit Program are described above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS AND DIRECTOR INDEPENDENCE

We have no related party transactions to report.

We have adopted written related party transaction policies and procedures. Under these policies and procedures, our Audit Committee reviews the material facts of each “interested transaction” that requires the Audit Committee’s approval and either approves or disapproves of the entry into the interested transaction.

Our policies and procedures define an “interested transaction” as any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships in which:

•	the aggregate amount involved will or may be expected to exceed $100,000 in any calendar year;

•	Endocare is a participant; and

•

any related party (including an executive officer, director or nominee for election as a director of Endocare, a greater than five percent beneficial owner of Endocare or an immediate family member of any of the foregoing) has or will have a direct or indirect interest, other than solely as a result of being a director or less than 10 percent beneficial owner of another entity.

In determining whether to approve or ratify an interested transaction our Audit Committee is required to take into account, among other factors as it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

Under our policies and procedures, no director is permitted to participate in any deliberation or approval of an interested transaction for which he or she is a related party, except that the director shall provide all material information concerning the interested transaction to the Audit Committee and may address questions from the Audit Committee.

Several types of interested transactions are considered “pre-approved” under our policies and procedures, including transactions that the SEC has determined are not disclosable as related party transactions under Item 404(a) of Regulation S-K (such as executive and director compensation).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to Endocare with respect to the beneficial ownership of Endocare’s common stock as of June 8, 2009, unless otherwise noted, by:

•	each stockholder known to Endocare to own beneficially more than 5% of Endocare’s common stock;

•	each of Endocare’s directors;

•	each of Endocare’s executive officers, including each of the Named Executive Officers listed in the “2008 Summary Compensation Table” included in this Information Statement; and

•	all of Endocare’s current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or dispositive power relating to securities. Shares of common stock subject to options, warrants or convertible securities currently exercisable or exercisable within 60 days of June 8, 2009, are deemed to be outstanding for computing the percentage of the person holding such securities and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to the community property laws where applicable, the persons or entities named in the table have sole voting and dispositive power with respect to all shares of common stock shown as beneficially owned by them. The information below is based on information supplied to Endocare by the executive officers, directors, certain stockholders and on Schedule 13Gs or Schedule 13Ds filed with the SEC. None of the directors, nominees or executive officers listed below owns any shares of Endocare common stock of record but not beneficially. Except as otherwise noted below, the address of each person or entity listed in the table is c/o Endocare, Inc., 201 Technology Drive, Irvine, California 92618.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Total(1)
DIRECTORS AND EXECUTIVE OFFICERS
John R. Daniels, M.D.(2)	94,361	*
David L. Goldsmith(3)	24,334	*
Eric S. Kentor(4)	28,000	*
Thomas R. Testman(5)	33,335	*
Michael R. Rodriguez(6)	119,536	*
Clint B. Davis(7)	98,660	*
All current directors and executive officers as a group (6 persons)(8)	398,226	3.2%
FORMER EXECUTIVE OFFICERS
Craig T. Davenport(9)	87,648	*
Terrence A. Noonan(10)	102,540	*
STOCKHOLDERS OWNING MORE THAN 5% OF ENDOCARE’S STOCK
Frazier Healthcare V, L.P.(11) Two Union Square, 601 Union Street, Suite 3200 Seattle, Washington 98101	1,721,915	14.4%
State of Wisconsin Investment Board(12) P.O. Box 7842 Madison, Wisconsin 53707	1,101,832	9.2%
Black River Asset Management LLC and affiliates(13) 12700 Whitewater Drive Minnetonka, Minnesota 55343	983,937	8.3%
Goldman Capital Management Inc.(14) 320 Park Avenue New York, New York 10022	773,920	6.5%

*	Represents beneficial ownership of less than 1% of the class of securities.

(1)	As of June 8, 2009, there were 11,926,178 shares of Endocare’s common stock outstanding.

(2)	Consists of 41,101 outstanding shares, 26,668 shares subject to options that are exercisable within 60 days after June 8, 2009 and 26,592 shares underlying currently exercisable warrants. 36,101 of the outstanding shares and all of the warrants are held by Dr. Daniels and his wife AnnaMarie Daniels, as trustees of the Daniels Family Trust UTA 1993. 5,000 of the outstanding shares are held by Dr. Daniels and Dorothy A. Trulsen, as trustees of the Dorothy A. Trulsen Trust U/A 9/4/94.

(3)	Includes 500 shares held by Mr. Goldsmith, as trustee of the Leah Goldsmith Trust dated January 24, 1998, 250 shares held by Mr. Goldsmith, as trustee of the Aaron Goldsmith Trust, dated January 24, 1998, and 250 shares held by Aaron Goldsmith, Mr. Goldsmith’s son. Also includes 23,334 shares subject to options that are exercisable within 60 days after June 8, 2009.

(4)	Consists of 4,666 outstanding shares and 23,334 shares subject to options that are exercisable within 60 days after June 8, 2009. 666 of the outstanding shares are held by Mr. Kentor and his wife Adrienne T. Kentor, as trustees of the Kentor Trust, dated September 18, 2002.

(5)	Consists of (i) 5,000 outstanding shares held by Mr. Testman and his wife Jacqueline F. Testman, as trustees of the Testman Trust and (ii) 28,335 shares subject to options that are exercisable within 60 days after June 8, 2009.

(6)	Consists of (i) 13,633 outstanding shares held by The Michael R. and Helen L. Rodriguez Family Trust dated November 10, 1999 and (ii) 105,903 shares subject to options that are exercisable within 60 days after June 8, 2009.

(7)	Consists of (i) 25,744 outstanding shares and (ii) 72,916 shares subject to options that are exercisable within 60 days after June 8, 2009.

(8)	Consists of (i) 91,144 outstanding shares, (ii) 280,490 shares subject to options exercisable within 60 days after June 8, 2009 and (iii) 26,592 shares underlying currently exercisable warrants.

(9)	Includes 71,253 outstanding shares and 16,395 shares underlying currently exercisable warrants, which is based on Mr. Davenport’s beneficial ownership of Endocare common stock as of December 31, 2008.

(10)	Includes 25,872 outstanding shares and 76,668 shares subject to options that are exercisable within 60 days after June 8, 2009. On March 19, 2009, Mr. Noonan resigned from the positions of Interim Chief Executive Officer and Interim President for health reasons. On April 6, 2009, Mr. Noonan resigned from his position as a non-executive director.

(11)	The information is based on a Schedule 13D amendment filed with the SEC on November 14, 2008. The voting and disposition of the shares held by Frazier Healthcare V, L.P. is determined by FHM V, LLC, which is the general partner of FHM V, L.P., which is the general partner of Frazier Healthcare V, L.P. Alan Frazier, Nader Naini, Trevor Moody, Nathan Every, Patrick Heron, James Topper and Thomas Hodge are the members of FHM V, LLC and, therefore, share dispositive and voting power over the shares held by Frazier Healthcare V, L.P.

(12)	The information is as of January 30, 2009 and is based on a Schedule 13G/A filed with the SEC on January 30, 2009. The Schedule 13G/A indicates that the State of Wisconsin Investment Board has sole dispositive and voting power over all 1,101,832 shares.

(13)	The information is based on a Schedule 13G/A filed with the SEC on February 17, 2009. The Schedule 13G/A indicates that (i) Black River Asset Management LLC has dispositive and voting power over all 983,937 shares, and (ii) all of these shares are owned by Black River Long/Short Fund Ltd.

(14)	The information is as of January 6, 2009 and is based on a Schedule 13G filed with the SEC on January 7, 2009. The Schedule 13G indicates that Goldman Capital Management Inc. has sole voting power over all 773,920 shares.

LEGAL PROCEEDINGS

There are no material proceedings to which any director, officer or affiliate of Endocare, any owner of record or beneficially of more than five percent of any class of voting securities of Endocare, or any associate of any such director, officer, affiliate of Endocare, or security holder is a party adverse to Endocare or any of its subsidiaries or has a material interest adverse to Endocare or any of its subsidiaries.

Annex B

[LETTERHEAD OF OPPENHEIMER & CO. INC.]

June 7, 2009

The Board of Directors

Endocare, Inc.

201 Technology Drive

Irvine, California 92618

Members of the Board:

You have asked Oppenheimer & Co. Inc. (“Oppenheimer”) to render a written opinion (“Opinion”) to the Board of Directors of Endocare, Inc. (“Endocare”) as to the fairness, from a financial point of view, to the holders of the common stock of Endocare, other than HealthTronics, Inc. (“HealthTronics”), its wholly owned subsidiary, HT Acquisition, Inc. (“Merger Sub”), and their respective affiliates, of the Consideration (as defined below) provided for in an Agreement and Plan of Merger to be entered into among Endocare, HealthTronics and Merger Sub (such agreement, the “Merger Agreement”). The Merger Agreement provides that, among other things, (a) Merger Sub will commence an offer to exchange each outstanding share of the common stock, par value $0.001 per share, of Endocare (“Endocare Common Stock” and, such exchange offer, the “Offer”) for, at the election of the holder thereof (and subject to certain proration and other procedures and limitations set forth in the Merger Agreement, as to which procedures and limitations we express no opinion), either (i) $1.35 in cash (such cash amount, the “Cash Consideration”) or (ii) 0.7764 of a share of the common stock, no par value, of HealthTronics (“HealthTronics Common Stock” and, such fraction of a share, the “Stock Consideration”) and (b) subsequent to consummation of the Exchange Offer, Endocare will be merged with and into Merger Sub (the “Merger” and, together with the Exchange Offer, the “Transaction”) pursuant to which each outstanding share of Endocare Common Stock not previously exchanged in the Exchange Offer will be converted into the right to receive, at the election of the holder thereof (and subject to certain proration and other procedures and limitations set forth in the Merger Agreement, as to which procedures and limitations we express no opinion), either the Cash Consideration or the Stock Consideration; provided that, as more fully described in the Merger Agreement, the maximum cash amount payable in the Transaction will equal the Cash Consideration multiplied by 50% of the total number of outstanding shares of Endocare Common Stock and the maximum number of shares of HealthTronics common stock issuable in the Transaction will equal the Stock Consideration multiplied by 75% of the total number of outstanding shares of Endocare Common Stock. The Merger Agreement further provides that, under certain circumstances, (A) HealthTronics will pay Galil Medical Ltd. (“Galil”) any amounts that Endocare becomes obligated to pay in connection with the termination of the merger transaction involving Endocare and Galil (the “Galil Merger”) and (B) if $1,750,000 exceeds such amounts paid to Galil, if any (the amount of such excess, if any, the “Adjustment Amount”), then (1) the Cash Consideration will be increased by an amount obtained from dividing the Adjustment Amount by the total number of outstanding shares of Endocare Common Stock (the “Per Share Adjustment Amount”) and (2) the Stock Consideration will be increased by the fraction of a share of HealthTronics Common Stock obtained from dividing the Per Share Adjustment Amount by $1.61 (the Cash Consideration and the Stock Consideration, as so adjusted, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

In arriving at our Opinion, we:

(a)	reviewed an execution form of the Merger Agreement;

(b)	reviewed publicly available audited financial statements of Endocare and HealthTronics for fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008, internal unaudited financial statements of Endocare for the four months ended April 30, 2009 prepared by the management of Endocare and publicly available unaudited financial statements of HealthTronics for the three months ended March 31, 2009;

The Board of Directors

Endocare, Inc.

June 7, 2009

(c)	reviewed financial forecasts and estimates relating to Endocare and HealthTronics for fiscal years ending 2009 through 2013 prepared by the managements of Endocare and HealthTronics, which financial forecasts and estimates reflect, in the case of Endocare, certain assumptions of the management of Endocare with respect to a potential equity financing that such management believes would need to be undertaken by Endocare (the “Assumed Equity Financing”) in the absence of the Transaction;

(d)	held discussions with the senior managements of Endocare and HealthTronics with respect to the businesses and prospects of Endocare and HealthTronics, including the liquidity needs of, and capital resources expected to be available to, Endocare;

(e)	reviewed historical market prices and trading volumes of Endocare Common Stock and HealthTronics Common Stock;

(f)	reviewed and analyzed certain publicly available financial data for companies that we deemed relevant in evaluating Endocare and HealthTronics;

(g)	reviewed and analyzed certain publicly available information for transactions that we deemed relevant in evaluating the Transaction;

(h)	reviewed and analyzed the premiums paid, based on publicly available information, in public transactions that we deemed relevant in evaluating the Transaction;

(i)	analyzed the estimated present value of the future cash flows of Endocare and HealthTronics based on financial forecasts and estimates prepared by the managements of Endocare and HealthTronics;

(j)	reviewed other public information concerning Endocare and HealthTronics; and

(k)	performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.

In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by Endocare, HealthTronics and their respective employees, representatives and affiliates or otherwise reviewed by us. With respect to the financial forecasts and estimates relating to Endocare and HealthTronics utilized in our analyses, we have been advised and, at the direction of the managements of Endocare and HealthTronics and with the consent of Endocare, have assumed, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of the managements of Endocare and HealthTronics, as the case may be, as to the future financial condition and operating results of Endocare and HealthTronics. We have relied, at the direction of Endocare, without independent verification or investigation, on the assessments of the management of Endocare as to the liquidity needs of, and capital resources expected to be available to, Endocare and the ability of Endocare to fund its operations internally and through the Assumed Equity Financing in the absence of the Transaction. We also have relied, at the direction of Endocare, without independent verification or investigation, on the assessments of the managements of Endocare and HealthTronics as to (i) the existing and future products, technology and intellectual property of Endocare and HealthTronics and the risks associated with such products, technology and intellectual property and (ii) the ability of HealthTronics to integrate the businesses of Endocare and HealthTronics and to retain key suppliers of Endocare and HealthTronics. We have assumed, with the consent of Endocare, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and

The Board of Directors

Endocare, Inc.

June 7, 2009

releases with respect to the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Endocare, HealthTronics or the Transaction. In addition, representatives of Endocare have advised us, and we therefore have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the execution form reviewed by us. We further have assumed, with the consent of Endocare, that the Galil Merger has been terminated in accordance with its terms. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Endocare or HealthTronics.

Our Opinion, as set forth herein, relates to the relative values of Endocare and HealthTronics. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of Endocare or HealthTronics, the actual value of HealthTronics Common Stock when issued or the prices at which HealthTronics Common Stock or Endocare Common Stock will trade at any time. We express no view as to, and our Opinion does not address, any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein) or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the form or structure of the Consideration or the Transaction (including, without limitation, the tax treatment thereof) or any terms or other aspects or implications of the termination of the Galil Merger. In addition, we express no view as to, and our Opinion does not address, the fairness of the amount or nature of, or any other aspect relating to, the compensation to be received by any individual officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. We also express no view as to, and our Opinion does not address, the underlying business decision of Endocare to effect the Transaction nor does our Opinion address the relative merits of the Transaction as compared to any alternative business strategies or transactions that might exist for Endocare or the effect of any other transaction in which Endocare might engage. In connection with our engagement, we were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Endocare. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. As you are aware, the credit, financial and stock markets are experiencing unusual volatility and we express no opinion or view as to the potential effects, if any, of such volatility on Endocare, HealthTronics or the proposed Transaction. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

The issuance of this Opinion was approved by an authorized committee of Oppenheimer. As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

We have acted as financial advisor to Endocare in connection with the Transaction and will receive a fee for our services, a portion of which will be payable upon delivery of this Opinion and a significant portion of which is contingent upon consummation of the Transaction. As you are aware, we also acted as financial advisor to Endocare in connection with the Galil Merger, for which services we have received compensation. In the ordinary course of business, we and our affiliates may actively trade securities of Endocare and HealthTronics for our and our affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Endocare Common Stock (other than

The Board of Directors

Endocare, Inc.

June 7, 2009

HealthTronics, Merger Sub and their respective affiliates) is fair, from a financial point of view, to such holders. This Opinion is for the use of the Board of Directors of Endocare in its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to any election to be made by such stockholder with respect to the Consideration or as to how such stockholder should vote or act with respect to any matters relating to the Transaction.

Very truly yours,

/s/ Oppenheimer & Co. Inc.

OPPENHEIMER & CO. INC.

Annex C

Transactions in the Shares

Since April 17, 2009

John R. Daniels, Director of Endocare

On May 15, 2009, restricted stock units, representing 9,202 Shares, vested. The issuance of the underlying Shares is deferred until Dr. Daniels’ separation from service, subject to acceleration in the case of a Change in Control or Corporate Transaction, as such terms are defined in Endocare’s 2004 Stock Incentive Plan.

Thomas R. Testman, Director of Endocare

On May 15, 2009, restricted stock units, representing 9,202 Shares, vested. The issuance of the underlying Shares is deferred until Mr. Testman’s separation from service, subject to acceleration in the case of a Change in Control or Corporate Transaction, as such terms are defined in Endocare’s 2004 Stock Incentive Plan.

David L. Goldsmith, Director and Interim Chairman of the Board of Endocare

On May 15, 2009, restricted stock units, representing 9,202 Shares, vested. The issuance of the underlying Shares is deferred until Mr. Goldsmith’s separation from service, subject to acceleration in the case of a Change in Control or Corporate Transaction, as such terms are defined in Endocare’s 2004 Stock Incentive Plan.

Eric S. Kentor, Director of Endocare

On May 15, 2009, restricted stock units, representing 9,202 Shares, vested. The issuance of the underlying Shares is deferred until Mr. Kentor’s separation from service, subject to acceleration in the case of a Change in Control or Corporate Transaction, as such terms are defined in Endocare’s 2004 Stock Incentive Plan.

C-1